     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 11, 1996


                                                      REGISTRATION NO. 333-07087

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                               WORLD ACCESS, INC.
             (Exact name of Registrant as specified in its charter)

                     DELAWARE                                          65-0044209
 (State or other jurisdiction of incorporation or         (IRS Employer Identification Number)
                    organization)

                   4501 VINELAND ROAD, ORLANDO, FLORIDA 32811
                                 (407) 843-7031
   (Address and telephone number of Registrant's principal executive offices)

                                 MARK A. GERGEL
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               WORLD ACCESS, INC.
                               4501 VINELAND ROAD
                             ORLANDO, FLORIDA 32811
                                 (407) 843-7031
           (Name, address and telephone number of agent for service)
                             ---------------------

COPIES OF ALL COMMUNICATIONS, INCLUDING ALL COMMUNICATIONS SENT TO THE AGENT FOR
                          SERVICE, SHOULD BE SENT TO:

                STEVEN E. FOX, ESQ.                               DAVID M. CARTER, ESQ.
                  ROGERS & HARDIN                                   HUNTON & WILLIAMS
    2700 INTERNATIONAL TOWER, PEACHTREE CENTER                RIVERFRONT PLAZA, EAST TOWER
            229 PEACHTREE STREET, N.E.                               951 EAST STREET
              ATLANTA, GEORGIA 30303                            RICHMOND, VIRGINIA 23219
                  (404) 522-4700                                     (804) 788-8200

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                            ---------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /
              ---------------

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 11, 1996


                                4,000,000 SHARES

                          [LOGO] WORLD ACCESS, INC.
                                 COMMON STOCK

                            ---------------------

     Of the 4,000,000 shares of Common Stock offered hereby (the "Offering"), 3,000,000 shares are being sold by World Access, Inc. (the "Company") and 1,000,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     The Common Stock is quoted on the Nasdaq National Market under the symbol "WAXS." On July 10, 1996, the closing sale price for the Common Stock, as reported on the Nasdaq National Market, was $9 5/8 per share. See "Price Range of Common Stock."


                             ---------------------


     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.


                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                                    PROCEEDS TO
                                      PRICE TO      UNDERWRITING    PROCEEDS TO       SELLING
                                       PUBLIC       DISCOUNT(1)    COMPANY(2)(3)    STOCKHOLDERS
- --------------------------------------------------------------------------------------------------
Per Share.........................        $              $               $               $
- --------------------------------------------------------------------------------------------------
Total(3)..........................        $              $               $               $
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.

(2) Before deducting expenses payable by the Company estimated to be $360,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 600,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
     Underwriting Discount and Proceeds to Company will be $          ,
     $          and $          , respectively. See "Underwriting."

                             ---------------------

     The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing the
Common Stock will be made on or about             , 1996.

THE ROBINSON-HUMPHREY COMPANY, INC.
                        WHEAT FIRST BUTCHER SINGER

                                              INTERSTATE/JOHNSON LANE
                                                         CORPORATION
            , 1996

[A GRAPHIC REPRESENTATION OF A REPRESENTATIVE WIRELESS VOICE/VIDEO APPLICATION INDICATING WHICH OF THE PRODUCTS ARE OFFERED BY THE COMPANY WILL APPEAR HERE.]


     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THE OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

     [GATEFOLD PAGE ON WHICH WILL APPEAR A DIAGRAM ILLUSTRATING THE USES
     OF SOME OF THE COMPANY'S PRODUCTS WITHIN A TELECOMMUNICATIONS NETWORK.]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, and notes thereto, appearing elsewhere in this Prospectus or incorporated by reference herein. Unless the context otherwise requires, references made to the "Company" shall mean World Access, Inc. and its consolidated subsidiaries. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     The Company develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, intelligent multiplexers, protection switching equipment, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. The products offered by the Company include those manufactured by the Company as well as those manufactured by original equipment manufacturers ("OEMs"). To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services.


     The Company markets and sells its products and services to over 200 telecommunications service providers. The Company's customers include Regional Bell Operating Companies ("RBOCs") such as Ameritech, BellSouth and SBC Communications; local exchange carriers such as GTE, Alltel and Puerto Rico Telephone; inter-exchange carriers such as Sprint-United and Cable & Wireless; cable television companies such as TCI, Cablevision and Cox Cable; and other telecommunications service providers such as Bosch Telecom, PCS Primeco and Lockheed-Martin.



     The global telecommunications industry has undergone significant transformation and growth in recent years due to domestic deregulation, technological innovation and growth in international markets. In addition, business and residential demand for voice, data and video telecommunications services has increased the need for additional systems capacity and network bandwidth to accommodate the provision of such services by telecommunications providers. The Company believes that these market forces will intensify in the foreseeable future and that an increased number of telecommunications service providers, the availability of new services and strong international demand for the deployment of basic telephone service will provide the Company with extensive opportunities to sell its wireline and wireless switching, transmission and access products in the United States and in international markets.


     During 1995 and early 1996, the Company acquired three businesses to broaden its line of switching, transmission and access products, enhance its product development capabilities and strengthen its technical base. Each of the acquired businesses has, in turn, benefited from the Company's broad range of complementary support services, existing customer base and ability to provide working capital.


     The Company realized significant improvements in its sales and operating results during 1995 and the three months ended March 31, 1996, primarily as a result of its three acquisitions and the sale of access products under a distribution agreement entered into in September 1995. The Company's total sales increased by 97.2% in 1995 and 168.2% in the first quarter of 1996 when compared to 1994 and the first quarter of 1995, respectively. As the Company's sales mix shifted from a majority of service revenues in 1994 to a majority of product sales in 1995 and the first quarter of 1996, the Company's gross profit margin increased from 12.9% in 1994 to 21.1% in 1995 and 22.4% in the first quarter of 1996. As a percentage of total sales, the Company's operating income (loss) before special charges increased from (8.5%) in 1994 to 8.3% in 1995 and 9.8% in the first quarter of 1996.


     The Company's objective is to continue to broaden its offering of wireline and wireless switching, transmission and access products and expand its geographic market coverage to become a preferred provider of telecommunications products and related services. In order to achieve this objective, the Company plans to continue its strategy of (i) acquiring switching, transmission and access products companies; (ii) pursuing opportunities to license and manufacture telecommunications products; (iii) leveraging its existing customer relationships and distribution base; (iv) focusing on emerging international markets; and (v) capitalizing on the Company's manufacturing, test and service capabilities.

                                  THE OFFERING

Common Stock offered by the Company.....      3,000,000 shares
Common Stock offered by the Selling
Stockholders............................      1,000,000 shares
Common Stock to be outstanding after the
Offering................................     16,287,420 shares(1)
Use of proceeds by the Company..........     Repayment of outstanding
                                             indebtedness, acquisitions of
                                             businesses and technology licenses
                                             and general corporate purposes. See
                                             "Use of Proceeds."

Nasdaq National Market symbol...........     WAXS

- ---------------

(1) Excludes 2,877,966 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options and warrants at a weighted average exercise price of $4.18 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                        THREE MONTHS
                                                    YEAR ENDED DECEMBER 31,           ENDED MARCH 31,
                                            ---------------------------------------   ----------------
                                                                          PRO FORMA
                                             1993      1994     1995(1)    1995(2)     1995    1996(3)
                                            -------   -------   -------   ---------   ------   -------
STATEMENT OF OPERATIONS DATA:
Sales of products.......................... $ 3,320   $ 2,776   $17,384    $23,440    $1,556   $ 8,354
Service revenues...........................  12,441    12,507    12,754     14,660     3,064     4,039
                                            -------   -------   -------   ---------   ------   -------
  Total sales..............................  15,761    15,283    30,138     38,100     4,620    12,393
Gross profit...............................   2,605     1,976     6,363      9,155       835     2,775
Operating income (loss) before special
  charges..................................    (943)   (1,293)    2,504      3,170       131     1,211
Operating income (loss)....................  (1,668)   (1,293)    1,524      2,190       131     1,211
Net income (loss)(4).......................  (2,120)   (1,883)    1,172      1,755        11     1,210
Net income (loss) per share(5)............. $  (.56)  $  (.41)  $   .12    $   .17    $   --   $   .09
Weighted average shares outstanding(5).....   3,765     4,631     9,083     10,401     6,277    13,549



                                                                             MARCH 31, 1996
                                                                        ------------------------
                                                                        ACTUAL    AS ADJUSTED(6)
                                                                        -------   --------------
BALANCE SHEET DATA:
Cash and equivalents..................................................  $ 2,083      $ 24,793
Working capital.......................................................   11,731        34,841
Total assets..........................................................   29,361        52,071
Short-term debt(7)....................................................    2,407         2,007
Long-term debt........................................................    3,600            --
Stockholders' equity..................................................   17,730        44,440


- ---------------

(1) Includes the results of operations of two acquired businesses, AIT, Inc. ("AIT") and Westec Communications, Inc. ("Westec"), from May 17, 1995 and October 2, 1995, their respective effective dates of acquisition. See "The Company."
(2) Gives effect to the acquisitions (collectively, the "Acquisitions") of AIT, Westec and Comtech Sunrise, Inc. ("Comtech") as if each Acquisition had occurred on January 1, 1995. This pro forma financial information has been derived from the Unaudited Pro Forma Consolidated Financial Information incorporated herein by reference.
(3) Includes the results of operations of Comtech from January 1, 1996, its effective date of acquisition. See "The Company."
(4) The Company has recorded no income tax expense during the periods presented due to net losses realized and the availability of federal income tax net operating loss carryforwards.

(5) Net income (loss) per share and weighted average shares outstanding are presented on a fully-diluted basis. The calculations exclude 895,744 and 1,107,509 shares of Common Stock for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, that are held in escrow in connection with the Company's initial public offering and the acquisitions of Westec and Comtech. These shares have been excluded because the conditions for release of such shares have not yet been satisfied. See Notes A, C and I to the Consolidated Financial Statements.


(6) Adjusted to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $9 5/8 per share and the application of the net proceeds therefrom. See "Use of Proceeds."


(7) Short-term debt at March 31, 1996 includes $2.0 million outstanding under the Company's revolving line of credit (which was subsequently repaid out of the Company's operating cash flow), $400,000 in current portion of long-term debt and $7,000 in other debt. As of the date of this Prospectus, the Company has no borrowings outstanding under its line of credit.

                                  RISK FACTORS

     Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward-looking statements with respect to the Company's operations, industry, financial condition and liquidity. These statements reflect the Company's assessment of a number of risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth below and elsewhere in this Prospectus.

ACQUISITION RISKS

     A key element of the Company's growth to date and its strategy for the future is expansion through the acquisition of companies that complement or expand its existing business. As a result, the Company continually evaluates potential acquisition opportunities, some of which may be material in size or scope. Acquisitions involve a number of special risks, including the time associated with identifying and evaluating future acquisitions, the diversion of management's attention to the integration of the operations and personnel of the acquired companies, the incorporation of acquired products and services into the Company's offerings, possible adverse short-term effects on the Company's operating results, the realization of acquired intangible assets and the loss of key employees of the acquired companies. The Company may issue equity securities and other forms of consideration in connection with future acquisitions, which could cause dilution to investors purchasing Common Stock in the Offering.

     The Company does not currently have any commitments or agreements with respect to any acquisitions. There can be no assurance that suitable acquisition candidates will be found at prices acceptable to the Company, the Company will have adequate resources to consummate any acquisition, acquisitions can be consummated successfully, or acquired businesses can be operated profitably or integrated successfully into the Company's operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Strategy."

MANAGEMENT OF GROWTH

     The Company is currently experiencing a period of rapid growth resulting from the expansion of its operations and recent acquisitions, both of which have placed significant demands on the Company's resources. The Company's success in managing its growth will require it to continue to improve its operational, financial and management information systems, and to motivate and effectively manage its employees. If the Company's management is unable to manage such growth effectively, the quality of the Company's products and services, its ability to retain key personnel and its business, financial condition and results of operations could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The segments of the telecommunications industry in which the Company operates are intensely competitive. The Company's ability to compete is dependent upon several factors, including price, quality, product features and timeliness of delivery. Many of the Company's competitors have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than the Company. In addition, the Company currently competes with several of its major suppliers, including Northern Telecom, with respect to the sale of certain of its products, which may adversely affect its ability to continue to obtain such products from these suppliers in the future.

     The Company may face additional competition from the RBOCs, which have historically been prohibited from manufacturing telecommunications equipment by the terms of the Modification of Final Judgment entered into in connection with the divestiture of the RBOCs by AT&T in 1984. The recently-enacted Telecommunications Act of 1996 contains provisions that permit the RBOCs, subject to satisfying certain conditions designed to facilitate local exchange competition, to manufacture telecommunications equipment. In light of these provisions, it is possible that one or more of the RBOCs, some of which are major customers of the Company, may decide to manufacture telecommunications equipment or to form alliances with other manufacturers. Any of these developments could result in increased competition for the Company which may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."


POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS


     The Company's quarterly operating results have varied significantly in the past and are expected to do so in the future. As the Company increases its number of telecommunications product offerings, its future quarterly operating results may vary significantly depending on factors such as the timing and shipment of significant orders, new product introductions by the Company and its competitors, market acceptance of new and enhanced versions of the Company's products, changes in pricing policies by the Company and its competitors, the availability of new technologies, the mix of distribution channels through which the Company's products are sold, the inability to obtain sufficient supplies of sole or limited source components for the Company's products, gains or losses of significant customers, the timing of customers' upgrade and expansion programs, changes in the level of operating expenses, the timing of acquisitions, seasonality and general economic conditions. In response to competitive pressures or new product introductions, the Company may take certain pricing or marketing actions that could materially and adversely affect the Company's quarterly operating results. The Company's expense levels are based, in part, on the Company's expectations as to future sales. If future sales levels are below expectations, then the Company may be unable to adjust spending sufficiently in a timely manner to compensate for the unexpected sales shortfall. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. In addition, the operating results of any quarterly period are not indicative of results to be expected for a full fiscal year. In future quarters, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Common Stock would likely be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Operating Results."


DEPENDENCE ON SUPPLIERS

     The Company purchases substantially all of its components and other parts from suppliers on a purchase order basis and does not maintain long-term supply arrangements. Most of the components used in the Company's products and related services are currently obtained from multiple sources. However, several components, primarily custom hybrid integrated circuits, are available from a single source. In addition, the Company's AIT operations depend on a consistent supply of new or used switching products, add-on frames and related circuit boards. Accordingly, there can be no assurance that the Company will be able to continue to obtain sufficient quantities of products or key components as required or that such products or key components, if obtained, will be available to the Company on commercially favorable terms. Failure to obtain products and key components could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Suppliers."

CUSTOMER CONCENTRATION

     A small number of customers historically have accounted for a significant percentage of the Company's total sales. In the three months ended March 31, 1996, two customers accounted for 25.9% and 10.8% of the Company's total sales, respectively, and the Company's top 10 customers accounted for 64.1% of total sales. For the year ended December 31, 1995, on a pro forma basis to give effect to the Acquisitions as if each had occurred on January 1, 1995, two customers accounted for 18.2% and 12.0% of the Company's total sales, respectively, and the Company's top 10 customers accounted for 59.7% of total sales. The Company's customers typically are not obligated contractually to purchase any quantity of products or services in any particular period. The loss of, or a material reduction in orders by, one or more key customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."

NEW MANAGEMENT TEAM AND DEPENDENCE ON KEY PERSONNEL

     The Company's management team consists of four executive officers, three of whom have been employed by the Company for less than two years. Although these individuals have significant experience in the telecommunications industry, there can be no assurance that they will function successfully as a management team to implement the Company's strategy. Moreover, the Company is highly dependent on the services of several key executive officers and technical employees, the loss of any of whom could have a material adverse impact on the Company's business, financial condition and results of operations. In addition, the Company may need to hire additional skilled personnel to support the continued growth of its business. The market for skilled personnel, especially those with the technical abilities required by the Company, is currently very competitive, and the Company must compete with much larger companies with significantly greater resources to attract and retain such personnel. There can be no assurance that the Company will be able to retain its existing personnel or attract other qualified employees. See "Management."

ACCUMULATED DEFICIT; LIMITED HISTORY OF PROFITABILITY

     At March 31, 1996, the Company had an accumulated deficit of $11.3 million. The Company recorded net losses for each of the years in the three year period ended December 31, 1994. Although the Company was profitable in the year ended December 31, 1995 and for the three months ended March 31, 1996, there can be no assurance that it will be profitable in the future. See "-- Potential Fluctuations in Quarterly Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTERNATIONAL SALES, REGULATORY STANDARDS AND CURRENCY EXCHANGE


     International sales represented 5.0% of the Company's total sales in the year ended December 31, 1995. The Company intends to increase its international sales efforts, primarily in Latin America and the Caribbean Basin, which may require significant management attention and financial resources. There can be no assurance that the Company can increase its international sales. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs or other barriers, difficulties in staffing and managing foreign operations, longer payment cycles, unstable political environments, greater difficulty in accounts receivable collection and potentially adverse tax consequences. Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in the Company's results of operations, and fluctuations in exchange rates could affect demand for the Company's products and services. See "Business -- Sales and Marketing."


RAPID TECHNOLOGICAL CHANGE


     The telecommunications equipment market is characterized by rapid technological change and frequent new product introductions. The rapid development of new technologies increases the risk that current or new competitors could develop products that would reduce the competitiveness of the Company's products. As the Company continues to implement elements of its strategy to become a preferred provider of telecommunications equipment and related services, its success will depend to a substantial degree upon its ability to respond to changes in technology and customer requirements. This will require the timely selection, development and marketing of new products and enhancements to existing products on a cost-effective basis. The development of new switching, transmission and access products is a complex and uncertain process, requiring high levels of innovation and capital. This process requires competence in the general areas of telephony, data networking, network management, fiber optic and wireless telephony. Further, the telecommunications industry is characterized by the need to design products which meet industry standards for safety, emissions and network interconnection. With new and emerging technologies and service offerings from network service providers, such standards are often changing. As a result, there is a potential for product development delay due to the need for compliance with new or modified standards. The introduction of new and enhanced products also requires that the Company manage transitions from older products in order to minimize disruptions in customer orders, avoid excess inventory of old products and ensure that adequate supplies of new products can be delivered to meet customer orders. There can be no assurance that the Company will be successful in developing and introducing new or enhanced products or managing the transition by customers to new or enhanced products or that any such products will be sufficiently responsive to technological changes or will gain market acceptance. The Company's business, financial condition and results of operations would be materially adversely affected if the Company were to be unsuccessful, or to incur significant delays, in developing and introducing such new products or enhancements. In addition, there can be no assurance that products or technologies developed by others will not render the Company's products or technologies noncompetitive or obsolete. See "Business -- Competition."

POSSIBLE VOLATILITY OF STOCK PRICE

     The Company believes factors such as announcements of new products or technological innovations by the Company or third parties, as well as variations in the Company's results of operations, the gain or loss of significant customers, the timing of acquisitions of businesses or technology licenses, legislative or regulatory changes, general trends in the industry, market conditions, analysts' estimates and other events or factors may cause the market price of the Common Stock to fluctuate significantly. In addition, the stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many technology companies and that have often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE


     Sales of a substantial number of shares of Common Stock in the public market after the Offering could adversely affect the market price of the Common Stock. Upon completion of the Offering, the Company will have outstanding 16,287,420 shares of Common Stock (16,887,420 shares if the Underwriters' over-allotment option is exercised in full). All of these shares are freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except for (i) shares acquired in the Offering by "affiliates" of the Company (defined in Rule 144 under the Securities Act as a person who directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, the Company); (ii) 3,993,387 shares subject to certain lock-up arrangements with the Underwriters as described below (of which 2,215,740 are "restricted securities"); (iii) 597,246 shares issued in connection with the Comtech Acquisition, 211,765 of which are held in escrow and 385,481 of which are subject to a lock-up arrangement with the Company until December 16, 1996; and
(iv) 1,998,489 additional shares which may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder or pursuant to Rule 144 promulgated under the Securities Act. Certain of the Company's existing stockholders also have "piggyback" registration rights in connection with future offerings of Common Stock. The resale of substantial amounts of Common Stock, or the perception that such resales may occur, could adversely affect prevailing market prices for the Common Stock. The Company has agreed not to issue, and all directors and executive officers of the Company, the Selling Stockholders and all holders of 5% or more of the shares of Common Stock after the Offering have agreed not to resell, or otherwise dispose of, any shares of Common Stock (except for any shares offered hereby) or securities convertible into or exchangeable for Common Stock for 180 days after the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, Inc. on behalf of the Underwriters. See "Shares Eligible for Future Sale" and "Underwriting."


CERTAIN ANTITAKEOVER EFFECTS

     As a Delaware corporation, the Company is subject to Section 203 of the Delaware General Corporation Law which, with certain exceptions, imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock. These restrictions may make the acquisition of control of the Company without the approval of the Company's Board of Directors more difficult. See "Description of Capital Stock -- Delaware Business Combination Statute."

                                  THE COMPANY

     The Company develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, intelligent multiplexers, protection switching equipment, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. The products offered by the Company include those manufactured by the Company as well as those manufactured by OEMs. To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services.


     The Company markets and sells its products and services to over 200 telecommunications service providers. The Company's customers include RBOCs such as Ameritech, BellSouth and SBC Communications; local exchange carriers such as GTE, Alltel and Puerto Rico Telephone; inter-exchange carriers such as Sprint-United and Cable & Wireless; cable television companies such as TCI, Cablevision and Cox Cable; and other telecommunications service providers such as Bosch Telecom, PCS Primeco and Lockheed-Martin.



     During 1995 and early 1996, the Company acquired three businesses to broaden its line of switching, transmission and access products, enhance its product development capabilities and strengthen its technical base. The Company believes that these acquisitions have provided it with a core group of telecommunications products and the necessary infrastructure to support the development and marketing of new products. Each of the acquired businesses has, in turn, benefited from the Company's broad range of complementary support services, existing customer base and ability to provide working capital. The following is a summary of each of the acquired businesses.


     AIT, Inc. As of May 1995, the Company acquired AIT, a Lakeland, Florida-based provider of digital switching systems to the telecommunications marketplace. At the time of the acquisition, AIT sold new and used Northern Telecom switching systems and related products primarily to domestic equipment brokers. Since the acquisition, the Company has expanded AIT's product line to include local, local tandem, toll, cellular and international gateway switches and has changed its marketing strategy to focus on direct sales to telecommunications service providers in the United States, the Caribbean Basin and Latin America.


     Westec Communications, Inc. As of October 1995, the Company acquired Westec, a Scottsdale, Arizona-based provider of wireless telecommunications products from 900 MHZ spread spectrum systems to 31 GHZ millimeterwave systems for voice, data and video applications. Westec traditionally has sold its products and related repair services to cable television companies and private network users. The Company expects that, with its resources and manufacturing capabilities and Westec's 16 years of experience in providing wireless products and services, the Company will be able to continue to develop and upgrade its offering of wireless telecommunications products. Since the acquisition, the Company has begun marketing Westec's products to the Company's existing customer base and in the international marketplace and has begun marketing the Company's switching, access and transmission products to cable television companies.


     Comtech Sunrise, Inc. As of January 1996, the Company acquired Comtech, a Livermore, California-based provider of multiplexers, digital loop carriers and other intelligent transmission and access products. The Company believes that Comtech's products complement the Company's other products by providing equipment that connects the end user's telephone, data and video services to the Company's central office digital switches and wireless transmission products. The Company also believes that it can capitalize on Comtech's research and product development expertise to further enhance and expand the Company's product offerings. Since the acquisition, the Company has made plans to integrate Comtech's manufacturing operations with the manufacturing operations located in the Company's Orlando facility.

     In June 1996, the Company changed its name from Restor Industries, Inc. to World Access, Inc. The Company's principal executive offices are located at 4501 Vineland Road, Orlando, Florida 32811. Its telephone number is (407) 843-7031.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby, after deducting the underwriting discount and other Offering expenses payable by the Company, are expected to be approximately $26.7 million (approximately $32.1 million if the Underwriters' over-allotment option is exercised in full), based upon an assumed public offering price of $9 5/8 per share.



     The Company intends to use $4 million of the net proceeds from the Offering to repay borrowings under a term loan made under a credit facility with the Company's primary lender (the "Credit Facility"). The borrowings under the term loan, bear interest at a rate per annum equal to LIBOR plus 2.5% (7.9% as of July 1, 1996) and are due and payable in graduated quarterly installments from July 1996 to March 2001. In consideration of the repayment of the amounts borrowed under the term loan with a portion of the net proceeds from the Offering, the Company's primary lender has committed to increase the amount available to the Company under the Credit Facility's revolving line of credit from $6 million to $10 million. As of the date of this Prospectus, the Company had no debt outstanding under the revolving line of credit.



     The Company intends to use the remaining $22.7 million of net proceeds from the Offering for the acquisition of businesses and technology licenses and other strategic initiatives related to the growth and development of the Company's telecommunications products business and for general corporate purposes. See "Business -- Strategy." General corporate purposes include new product development, the expansion of domestic and international sales and marketing efforts and working capital. Although the Company is continually considering and evaluating acquisition opportunities, the Company currently has no binding agreement or commitment with respect to any specific acquisition. Pending the use thereof, the Company intends to invest the remaining net proceeds from the Offering in short-term, investment grade, interest bearing securities.



     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK


     The Common Stock has been quoted on the Nasdaq National Market under the symbol "WAXS" since June 25, 1996. From March 2, 1995 through June 24, 1996, the Common Stock was quoted on the Nasdaq SmallCap Market. From September 16, 1994 to March 1, 1995, quotations of the Common Stock were available on the OTC Bulletin Board. Prior to September 16, 1994, the Common Stock was quoted on the Nasdaq National Market. The following table sets forth the closing high and low sales prices of the Common Stock for the periods January 1, 1994 through September 15, 1994 and March 2, 1995 through July 10, 1996, as reported by Nasdaq, and the closing high and low bid prices for the Common Stock for the period September 16, 1994 through March 1, 1995. The bid prices are believed to be representative interdealer quotations, without retail markup, markdown or commissions, and may not represent prices at which actual transactions occurred.



                                                                             HIGH     LOW
                                                                             ----     ---
YEAR ENDED DECEMBER 31, 1994
  First Quarter............................................................  $ 2  1/8 $1  1/2
  Second Quarter...........................................................    2  3/4  1  1/8
  Third Quarter............................................................    2  3/8  1
  Fourth Quarter...........................................................    2  5/8  1
YEAR ENDED DECEMBER 31, 1995
  First Quarter............................................................  $ 2 9/16 $1  3/4
  Second Quarter...........................................................    3  7/8  2  1/16
  Third Quarter............................................................    4  7/8  3  3/16
  Fourth Quarter...........................................................    8  1/2  4  7/8
YEAR ENDING DECEMBER 31, 1996
  First Quarter............................................................  $10      $7  1/2
  Second Quarter...........................................................   11  1/2  8
  Third Quarter (through July 10, 1996)....................................   10  1/8  9  1/2



     On July 10, 1996, the closing sale price of the Common Stock as reported on the Nasdaq National Market was $9 5/8 per share. As of July 1, 1996, there were 223 holders of record of the Common Stock. This number does not include beneficial owners of the Common Stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.


                                DIVIDEND POLICY


     The Company has not declared or paid any cash dividends on its Common Stock and currently intends to retain all future earnings to fund operations and the continued development of its business. In addition, the Company's Credit Facility contains restrictions limiting the ability of the Company to declare or pay cash dividends. Any future determination to declare and pay cash dividends will be at the discretion of the Board of Directors and will be dependent on the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION


     The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1996, and as adjusted (based upon an assumed public offering price of $9 5/8 per share) to give effect to the sale of the 3,000,000 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, and notes thereto, appearing elsewhere in this Prospectus.



                                                                              MARCH 31, 1996
                                                                          ----------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                          --------   -----------
                                                                              (IN THOUSANDS)
Short-term debt(1)......................................................  $  2,407    $   2,007
                                                                          ========    =========
Long-term debt..........................................................  $  3,600    $      --
Stockholders' equity:
  Common stock, $.01 par value; 20,000,000 shares authorized; 13,221,295 shares issued and outstanding; 16,221,295 shares issued and
     outstanding, as adjusted(2)........................................       132          162
  Capital in excess of par value........................................    29,883       56,563
  Note receivable from affiliate........................................      (982)        (982)
  Accumulated deficit...................................................   (11,303)     (11,303)
                                                                          --------   -----------
          Total stockholders' equity....................................    17,730       44,440
                                                                          --------   -----------
          Total capitalization..........................................  $ 21,330    $  44,440
                                                                          ========    =========


- ---------------

(1) Short-term debt at March 31, 1996 includes $2.0 million outstanding under the Company's revolving line of credit (which was subsequently repaid out of the Company's operating cash flow), $400,000 in current portion of long-term debt and $7,000 in other debt. As of the date of this Prospectus, the Company has no borrowings outstanding under its line of credit.
(2) Excludes 2,877,966 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options and warrants.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for the years ended December 31, 1993, 1994 and 1995 is derived from the Company's consolidated financial statements, which have been audited by Price Waterhouse LLP, the Company's independent certified public accountants. The following selected consolidated financial data for the three months ended March 31, 1995 and 1996 is derived from the Company's unaudited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the financial position and results of operations for such periods. Results for the three months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.

     The information below is qualified by reference to, and should be read in conjunction with, the Consolidated Financial Statements, and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this Prospectus, and the Unaudited Pro Forma Consolidated Financial Information incorporated herein by reference.

                                                   YEAR ENDED DECEMBER 31,             THREE MONTHS
                                           ---------------------------------------   ENDED MARCH 31,
                                                                         PRO FORMA   ----------------
                                            1993      1994     1995(1)    1995(2)     1995    1996(3)
                                           -------   -------   -------   ---------   ------   -------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Sales of products........................  $ 3,320   $ 2,776   $17,384    $23,440    $1,556   $ 8,354
Service revenues.........................   12,441    12,507    12,754     14,660     3,064     4,039
                                           -------   -------   -------   ---------   ------   -------
  Total sales............................   15,761    15,283    30,138     38,100     4,620    12,393
                                           -------   -------   -------   ---------   ------   -------
Cost of products sold....................    2,514     2,195    12,657     16,908     1,074     6,215
Cost of services.........................   10,642    11,112    11,118     12,037     2,711     3,403
                                           -------   -------   -------   ---------   ------   -------
  Total cost of sales....................   13,156    13,307    23,775     28,945     3,785     9,618
                                           -------   -------   -------   ---------   ------   -------
  Gross profit...........................    2,605     1,976     6,363      9,155       835     2,775
Engineering and development..............      503       581       577        715       142       176
Selling, general and administrative......    2,949     2,658     3,125      4,857       557     1,277
Amortization of goodwill.................       96        30       157        413         5       111
                                           -------   -------   -------   ---------   ------   -------
  Operating income (loss) before special
     charges.............................     (943)   (1,293)    2,504      3,170       131     1,211
Special charges..........................      725        --       980        980        --        --
                                           -------   -------   -------   ---------   ------   -------
  Operating income (loss)................   (1,668)   (1,293)    1,524      2,190       131     1,211
Interest expense.........................      422       523       494        633       126       103
Other expense............................       60        80        --         --        --        --
Interest and other income................      (30)      (13)     (142)      (198)       (6)     (102)
                                           -------   -------   -------   ---------   ------   -------
  Net income (loss)(4)...................  $(2,120)  $(1,883)  $ 1,172    $ 1,755    $   11   $ 1,210
                                           =======   =======   =======   ========    ======   =======
  Net income (loss) per share(5).........  $  (.56)  $  (.41)  $   .12    $   .17    $   --   $   .09
                                           =======   =======   =======   ========    ======   =======
  Weighted average shares
     outstanding(5)......................    3,765     4,631     9,083     10,401     6,277    13,549
                                           =======   =======   =======   ========    ======   =======

                                                         AT DECEMBER 31,            AT MARCH 31,
                                                    -------------------------     ----------------
                                                     1993     1994     1995        1995     1996
                                                    ------   ------   -------     ------   -------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and equivalents..............................  $  625   $  753   $ 1,887     $  341   $ 2,083
Working capital...................................   1,783    2,267    10,222      2,120    11,731
Total assets......................................   8,752    8,943    28,515      9,143    29,361
Short-term debt...................................      83      212     5,385        223     2,407
Long-term debt....................................   5,388    4,328     3,750      4,114     3,600
Stockholders' equity..............................     342    1,160    14,334      1,259    17,730

- ---------------

(1) Includes the results of operations of AIT and Westec from May 17, 1995 and October 2, 1995, their respective effective dates of acquisition. See "The Company."
(2) Gives effect to the Acquisitions as if each Acquisition had occurred on January 1, 1995. This pro forma financial information has been derived from the Unaudited Pro Forma Consolidated Financial Information incorporated herein by reference.
(3) Includes the results of operations of Comtech from January 1, 1996, its effective date of acquisition. See "The Company."
(4) The Company has recorded no income tax expense during the periods presented due to net losses realized and the availability of federal income tax net operating loss carryforwards. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(5) Net income (loss) per share and weighted average shares outstanding are presented on a fully-diluted basis. The calculations exclude 895,744 and 1,107,509 shares of Common Stock for the year ended December 31, 1995 and the three months ended March 31, 1996, respectively, that are held in escrow established in connection with the Company's initial public offering and the acquisitions of Westec and Comtech. These shares have been excluded because the conditions for release of such shares have not yet been satisfied. See Notes A, C and I to the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in connection with the Company's Consolidated Financial Statements, and notes thereto, included elsewhere in this Prospectus.


OVERVIEW

     The Company develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The products offered by the Company include those manufactured by the Company as well as those manufactured by OEMs. To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services.

     The Company has recently completed strategic and financial restructuring programs designed to strengthen its management team, reposition the Company as a provider of telecommunications products, improve its financial condition, reduce its operating costs and position the Company for future growth. These programs were undertaken following the losses incurred by the Company in the early 1990s, primarily due to a discontinued smart pay telephone business, and to take advantage of the significant growth opportunities present within the Company's existing customer base and related markets.

     In November 1994, the Company began to rebuild its management team and change its strategic focus by appointing a new Chairman of the Board. In December 1994, three experienced telecommunications executives agreed to serve on the Company's Board of Directors. Throughout 1995 and early 1996, as the Company was changing from providing principally services to providing telecommunications products and related services, the Company further strengthened its management team by recruiting and hiring a new President and Chief Operating Officer, Vice President of Business Development and Vice President of Operations. These individuals, along with other key managers recruited into the Company during this time frame, bring to the Company significant experience in manufacturing and marketing telecommunications equipment. See "Management -- Executive Officers and Directors."

     During 1995 and early 1996, the Company acquired three businesses in an effort to broaden its line of switching, transmission and access products, enhance its product development capabilities and strengthen its technical base. Effective May 1995, the Company acquired AIT, a full service provider of Northern Telecom switching systems, add-on frames and related circuit boards. Effective October 1995, the Company acquired Westec, a provider of wireless products and services primarily to the cable television industry. Effective January 1996, the Company acquired Comtech, a manufacturer of intelligent transmission and access products. See "The Company."


     The Company realized significant improvements in its sales and operating results during 1995 and the three months ended March 31, 1996, primarily as a result of the Acquisitions and the sale of DSC Communications Corporation ("DSC") access products under a distribution agreement entered into in September 1995. The Company's total sales increased by 97.2% in 1995 and 168.2% in the first quarter of 1996 when compared to 1994 and the first quarter of 1995, respectively. As the Company's sales mix shifted from a majority of service revenues in 1994 (81.8% of total sales) to a majority of product sales in 1995 and the first quarter of 1996 (57.7% and 67.4% of total sales, respectively), the Company's gross profit margin increased from 12.9% in 1994 to 21.1% in 1995 and 22.4% in the first quarter of 1996. As a percentage of total sales, the Company's operating income (loss) before special charges increased from (8.5%) in 1994 to 8.3% in 1995 and 9.8% in the first quarter of 1996. Management will continue to seek further improvements in gross profit margin over time as the Company's product offerings include more internally developed and acquired products containing proprietary technology.


     Since January 1, 1995, the Company has significantly strengthened its balance sheet through improved operating results, the addition of approximately $10 million in new capital and a new five-year $10 million credit facility. The Company has used this capital for acquisitions and to support the working capital requirements associated with the Company's growth. The Company's working capital and stockholders' equity have increased from $2.3 million and $1.2 million, respectively, at December 31, 1994 to $11.7 million and $17.7 million, respectively, at March 31, 1996.

RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's consolidated results of operations for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 is based upon, and should be read in conjunction with, the financial information set forth under "Selected Consolidated Financial Data" and the Consolidated Financial Statements, including the notes thereto, included elsewhere in this Prospectus.

     The following table sets forth for the periods indicated the percentage of total sales represented by each line item in the Company's consolidated statements of operations:

                                                                                 THREE MONTHS
                                                                                    ENDED
                                                    YEAR ENDED DECEMBER 31,       MARCH 31,
                                                   -------------------------    --------------
                                                   1993      1994      1995     1995     1996
                                                   -----     -----     -----    -----    -----
    Sales of products............................   21.1%     18.2%     57.7%    33.7%    67.4%
    Service revenues.............................   78.9      81.8      42.3     66.3     32.6
                                                   -----     -----     -----    -----    -----
      Total sales................................  100.0     100.0     100.0    100.0    100.0
    Cost of products sold........................   16.0      14.4      42.0     23.2     50.1
    Cost of services.............................   67.5      72.7      36.9     58.7     27.5
                                                   -----     -----     -----    -----    -----
      Total cost of sales........................   83.5      87.1      78.9     81.9     77.6
                                                   -----     -----     -----    -----    -----
      Gross profit...............................   16.5      12.9      21.1     18.1     22.4
    Engineering and development..................    3.2       3.8       1.9      3.1      1.4
    Selling, general and administrative..........   18.7      17.4      10.4     12.1     10.3
    Amortization of goodwill.....................    0.6       0.2       0.5      0.1      0.9
                                                   -----     -----     -----    -----    -----
      Operating income (loss) before special
         charges.................................   (6.0)     (8.5)      8.3      2.8      9.8
    Special charges..............................    4.6        --       3.3       --       --
                                                   -----     -----     -----    -----    -----
      Operating income (loss)....................  (10.6)     (8.5)      5.0      2.8      9.8
    Interest expense.............................    2.7       3.4       1.6      2.7      0.8
    Other expense................................    0.4       0.5        --       --       --
    Interest and other income....................   (0.2)     (0.1)     (0.5)    (0.1)    (0.8)
                                                   -----     -----     -----    -----    -----
      Net income (loss)..........................  (13.5)%   (12.3)%     3.9%     0.2%     9.8%
                                                   =====     =====     =====    =====    =====


THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995


     Sales. Total sales increased $7,773,000, or 168.2%, to $12,393,000 in the first quarter of 1996 from $4,620,000 in the first quarter of 1995. The percentage of product sales to total sales increased to 67.4% in the first quarter of 1996 from 33.7% in the first quarter of 1995.


     Product sales increased $6,798,000, or 436.9%, to $8,354,000 in the first quarter of 1996 from $1,556,000 in the first quarter of 1995. The increase resulted primarily from $4.1 million in switching, transmission and access products sold by AIT, Westec and Comtech, all of which were acquired by the Company subsequent to the first quarter of 1995, and the sale of $3.5 million of access products in the first quarter of 1996 pursuant to the distribution agreement with DSC entered into during the third quarter of 1995.


     Service revenues increased $975,000, or 31.8%, to $4,039,000 in the first quarter of 1996 from $3,064,000 in the first quarter of 1995. The increase related to approximately $400,000 of Westec repair revenues following its acquisition and increased circuit board repair and electronic manufacturing revenues.

     Gross Profit. Gross profit increased $1,940,000, or 232.3%, to $2,775,000 in the first quarter of 1996 from $835,000 in the first quarter of 1995. Gross profit margin increased to 22.4% in the first quarter of 1996 from 18.1% in the first quarter of 1995. The improved performance resulted from the 168.2% increase in total sales and the change in sales mix to products, which generally carry a higher gross profit margin than service revenues.

     Gross profit margin on products sold decreased to 25.6% in the first quarter of 1996 from 31.0% in the first quarter of 1995 as a result of the sale of DSC access products. Excluding the sale of these distributed DSC products, gross profit margin for products sold was 37.4%.

     Gross profit margin on service revenues increased to 15.7% in the first quarter of 1996 from 11.5% in the first quarter of 1995. This improvement related primarily to the economies of scale associated with the 31.8% increase in service revenues and reduced depreciation expense of approximately $100,000 resulting from the special charge taken in the second quarter of 1995 to write down the net book value of certain fixed assets of the Company's repair operations.


     Engineering and Development. Engineering and development expenses increased $34,000, or 23.9%, to $176,000 in the first quarter of 1996 from $142,000 in the first quarter of 1995. The increase in expenses was attributable to the research and product development activities acquired in connection with the acquisition of Comtech. As a result of the 168.2% increase in total sales, engineering and development expenses decreased to 1.4% of total sales in the first quarter of 1996 from 3.1% of total sales in the first quarter of 1995.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $720,000, or 129.3%, to $1,277,000 in the first quarter of 1996 from $557,000 in the first quarter of 1995. The increase primarily related to expenses associated with the operations of the recently acquired businesses, additional salary and related costs for the Company's Chairman (who took no salary during 1995) and its new President, and the Company's establishment of a dedicated international sales and marketing group in the first quarter of 1996. As a percentage of total sales, selling, general and administrative expenses decreased to 10.3% in the first quarter of 1996 from 12.1% in the first quarter of 1995.


     Amortization of Goodwill. Amortization of goodwill increased $106,000 to $111,000 in the first quarter of 1996 from $5,000 in the first quarter of 1995, as a result of the goodwill acquired in connection with the Acquisitions.


     Operating Income. Operating income increased $1,080,000, or 824.4%, to $1,211,000 in the first quarter of 1996 from $131,000 in the first quarter of 1995. Operating income margin increased to 9.8% in the first quarter of 1996 from 2.8% in the first quarter of 1995.

     Interest Expense. Interest expense decreased $23,000, or 18.3%, to $103,000 in the first quarter of 1996 from $126,000 in the first quarter of 1995. The decrease resulted from a reduction in the interest rate on the Company's bank debt due to the lender's reinstatement of a LIBOR-based interest rate option in July 1995.

     Interest and Other Income. Interest and other income increased $96,000 to $103,000 in the first quarter of 1996 from $7,000 in the first quarter of 1995 due to interest earned on notes receivable from stockholders, the note receivable from the former owner of AIT and the Company's invested cash balances. As of March 31, 1996, the notes receivable from stockholders were paid in full.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994


     Sales. The Company's total sales increased $14,855,000, or 97.2%, to $30,138,000 in 1995 from $15,283,000 in 1994. The mix of total sales shifted significantly during this period to 57.7% product sales in 1995 from 81.8% service revenues in 1994.


     Product sales increased $14,608,000, or 526.2%, to $17,384,000 in 1995 from
$2,776,000 in 1994. The increased sales related primarily to $6.2 million of switching systems, add-on frames and related circuit boards sold by AIT since its acquisition in May 1995 and $5.8 million of access products sold under the DSC distribution agreement.

     Service revenues increased $248,000, or 2.0%, to $12,755,000 in 1995 from $12,507,000 in 1994. The increase related to repair revenues earned by Westec in the fourth quarter of 1995.

     Gross Profit. Gross profit increased $4,387,000, or 222.0%, to $6,363,000 in 1995 from $1,976,000 in 1994, as a result of increases in total sales and product sales as a percentage of total sales. Gross profit margin increased to 21.1% in 1995 from 12.9% in 1994.

     Gross profit margin for products sold increased to 27.2% in 1995 from 20.9% in 1994. Excluding the sale of DSC distributed products, gross profit margin for products sold in 1995 was 33.4%. The improved gross profit margin resulted from the Company's increased product sales and, more specifically, on switching products offered by the Company as a result of the acquisition of AIT. Switching systems and add-on frames sold by AIT, which represented a new product offering for the Company, carry significantly higher gross profit margins than the modified circuit boards and pay telephone parts that comprised most of the product sales in 1994.

     Gross profit margin on service revenues increased to 12.8% in 1995 from 11.1% in 1994. The improvement in gross profit margin in 1995 related to an approximately $1.0 million increase in refurbishment revenues offset by a similar reduction in manufacturing service revenues. The Company's gross profit margin for service revenues is subject to wide fluctuations depending on the sales mix (i.e., circuit board repair and pay telephone refurbishment have targeted gross profit margins significantly higher than those of electronic manufacturing services).


     Engineering and Development Expenses. Engineering and development expenses decreased $4,000, or 0.7%, to $577,000 in 1995 from $581,000 in 1994. As a result of the 97.2% increase in total sales in 1995, engineering and development expenses as a percentage of total sales decreased to 1.9% in 1995 from 3.8% in 1994.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $467,000, or 17.6%, to $3,125,000 in 1995 from $2,658,000 in 1994. The increased expenses were primarily a result of the AIT and Westec operations. As a percentage of total sales, selling, general and administrative expenses decreased to 10.4% in 1995 from 17.4% in 1994.

     Amortization of Goodwill. Amortization of goodwill increased $127,000 to $157,000 in 1995 from $30,000 in 1994 as a result of goodwill acquired in connection with the AIT and Westec Acquisitions.

     Special Charges. In the second quarter of 1995, the Company recorded a one-time charge of $980,000, or $.11 per share, primarily for the write-down of test equipment and related tooling used in certain repair operations. As a result of a decline in analog circuit board repair revenues, the shift in strategic focus to product sales, new digital repair services and programs offered by the Company, the acquisition of AIT and other market considerations, management elected to significantly write-down the net book value of certain test equipment, tooling, dies and diagnostic programs used to repair analog telecommunications equipment. See Note D to Consolidated Financial Statements.


     Operating Income (Loss). Operating income increased $2,817,000 to $1,524,000 in 1995 from a loss of $1,293,000 in 1994. As a percentage of total sales, operating income (loss) increased to 5.0% in 1995 from (8.5%) in 1994.


     Interest Expense. Interest expense decreased $29,000, or 5.5%, to $494,000 in 1995 from $523,000 in 1994. The decrease resulted from an approximately $800,000 reduction in average debt outstanding during the second half of 1995 and an approximately two point reduction in the interest rate being paid on bank debt due to the reinstatement of a LIBOR-based interest rate option by the Company's primary lender in mid-1995.

     Other Expenses. In December 1994, $110,000 of 8 1/2% debentures were converted into shares of Common Stock at a reduced price of $1.25 per share. In connection with the incremental shares issued, the Company recorded $80,000 of debt conversion expense and a corresponding credit to stockholders' equity.

     Interest and Other Income. Interest and other income increased $130,000 to $143,000 in 1995 from $13,000 in 1994. The increased income was generated from interest earned on notes receivable from stockholders, a note receivable from the former owner of AIT and the Company's invested cash balances.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Sales. The Company's total sales decreased $478,000, or 3.0%, to $15,283,000 in 1994 from $15,761,000 in 1993. The Company's sales mix during 1994 remained relatively constant as compared to 1993 at approximately 80% service revenues and 20% product sales.

     Product sales decreased $544,000, or 16.4%, to $2,776,000 in 1994 from $3,320,000 in 1993. Although service revenues were approximately $12,500,000 in both 1994 and 1993, the Company experienced a 40% reduction in its circuit board repair revenues during 1994, which was offset by increased pay telephone refurbishment and electronic manufacturing revenues.

     Circuit board repair revenues and the sales of surplus circuit boards declined during 1994 due to warehouse consolidations, spare inventory reduction and handling agent programs implemented by several large telecommunications customers. The Company's inability to develop new repair services and technology during 1991 through mid-1993 and other market considerations also impacted revenues.

     Gross Profit. Gross profit decreased $629,000, or 24.1%, to $1,976,000 in 1994 from $2,605,000 in 1993. Gross profit margin decreased to 12.9% in 1994 from 16.5% in 1993. The decrease was a result of the reduced product sales and the change in service revenues mix from higher margin circuit board repair revenues to lower margin pay telephone refurbishment and electronic manufacturing revenues. Gross profit margins for circuit board repair increased by approximately 5.0% in 1994 despite the significant reduction in repair revenues. This performance was attributable to the plant consolidation programs completed in December 1993. See "-- Special Charges."

     Engineering and Development Expenses. Engineering and development expenses increased $78,000, or 15.5%, to $581,000 in 1994 from $503,000 in 1993. The increase related to the Company's development of new repair services for digital telecommunications equipment and additional engineering necessary to support increased electronic manufacturing service revenues. As a percentage of total sales, engineering and development expenses increased to 3.8% in 1994 from 3.2% in 1993.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $291,000, or 9.9%, to $2,658,000 in 1994 from $2,949,000 in 1993. This decrease was primarily a result of restructuring actions taken in previous years to streamline operations and reduce costs. As a percentage of total sales, selling, general and administrative expenses decreased to 17.4% in 1994 from 18.7% in 1993.

     Amortization of Goodwill. Amortization of goodwill decreased $66,000 to $30,000 in 1994 from $96,000 in 1993 as a result of certain intangible assets becoming fully amortized in early 1994.

     Special Charges. In the third quarter of 1993, the Company recorded a one-time charge of $725,000, or $.19 per share, for the costs of consolidating its Florence, Kentucky and Ocoee, Florida circuit board repair operations into existing facilities in Orlando, Florida and South Bend, Indiana. These plant closings and consolidations, which were completed in December 1993, were initiated to reduce the overhead costs of the Company's circuit board repair operations and improve operational efficiencies. See Note D to Consolidated Financial Statements.

     Operating Income (Loss). Operating loss decreased $375,000 to a loss of $1,293,000 in 1994 from a loss of $1,668,000 in 1993. As a percentage of total sales, operating losses decreased to (8.5%) in 1994 from (10.6%) in 1993.

     Interest Expense. Interest expense increased $101,000, or 23.9%, to $523,000 in 1994 from $422,000 in 1993. The increase was a result of an increase in the Company's borrowing rate resulting from a March 1994 bank agreement that discontinued a LIBOR-based rate option and a significant increase in the prime lending rate during 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Overview. The Company has traditionally financed its operations and growth through private placements of equity, the exercise of stock warrants and options and bank loans from its primary lender. With the significant increase in total sales and net income in 1995 and the first quarter of 1996, cash flows from operations are also becoming a primary cash resource for the Company.


     Cash management is a key element of the Company's operating philosophy and future strategic plans. Acquisitions to date have been structured to minimize the cash element of the purchase price and ensure that appropriate levels of cash are available to support the increased product development, marketing programs and working capital normally associated with the growth initiatives of acquired businesses. The 1996 Salary Incentive Program discussed below is another example of the Company's efforts to effectively manage its cash position as cash payments related to certain salary costs are not made until sufficient pre-tax profits and accompanying cash flow are generated by the Company.


     Operating Activities. Cash used by operating activities of $1,164,000 and $6,189,000 for the first quarter of 1996 and the year ended December 31, 1995, respectively, resulted from the Company's need to finance increased accounts receivable and inventories required to support its rapid growth in sales.

     Accounts receivable increased $433,000, or 4.5%, to $10,082,000 at March 31, 1996 from December 31, 1995, primarily due to the Comtech Acquisition. Accounts receivable increased $7,095,000, or 277.9%, to $9,649,000 at December 31, 1995 from December 31, 1994, primarily as a result of the Company's 235.7% increase in sales in the fourth quarter of 1995 compared to the fourth quarter of 1994. Average days sales outstanding at March 31, 1996 were 50 days as compared to 49 and 53 days at December 31, 1995 and 1994, respectively.


     Inventories at March 31, 1996 increased $2,283,000, or 50.2%, over December 31, 1995 levels to $6,833,000. This increase was due primarily to a planned $1.0 million build-up of AIT inventories to support the increased demand for its switching products and $918,000 of distributed product inventories on hand as of March 31, 1996, which were subsequently sold in April 1996. The remaining increase related primarily to inventories from the acquisition of Comtech. Inventories at December 31, 1995 increased $2,306,000, or 102.8%, over December 31, 1994 levels primarily as a result of the AIT Acquisition. AIT's inventories as of December 31, 1995 amounted to approximately $2.1 million.


     Investing Activities. During 1993 and 1994, the Company's investing activities consisted entirely of $824,000 in capital expenditures for facility improvements, manufacturing equipment and repair service development projects. In 1995 and the first quarter of 1996, the Company invested $446,000 in capital expenditures, primarily for computer network and related communications equipment designed to upgrade the Company's management information systems and to integrate new acquisitions.

     In March 1995, the Company entered into a four year agreement to lease approximately $1 million of new surface mount manufacturing and automated testing equipment. See "Business -- Manufacturing." As part of the lease agreement, the Company paid approximately $220,000 as a first payment and $24,000 for a security deposit. Other Assets on the March 31, 1996 balance sheet includes approximately $253,000 in prepaid rent relating to this lease. See Note F to Consolidated Financial Statements.


     From May 1995 to January 1996, the Company completed the Acquisitions, which were designed to bring new wireline and wireless switching, transmission and access products and technology into the Company. See "The Company." All of the Acquisitions were relatively similar in structure in that the former owner(s) received initial consideration consisting of a combination of Common Stock and cash, as well as contingent consideration tied to the future profitability of the ongoing business. See Note C to Consolidated Financial Statements. The majority of the contingent consideration may be paid, at the option of the Company, in the form of Common Stock valued at its then-current market price. At the time it becomes highly probable that contingent consideration will be earned, it will be measured and recorded on the Company's balance sheet as additional goodwill and stockholders' equity.

     To date, the Company has paid approximately $1.3 million in cash consideration in connection with the Acquisitions, including $582,000 in contingent consideration paid to the previous owner of AIT in February 1996 as a result of AIT's gross profit performance during 1995. The impact of these payments on the Company's cash position has been partially offset by the addition of $805,000 in cash owned by Comtech on the effective date of its acquisition.


     In July 1995, the Company loaned the sole shareholder of AIT $1.3 million in cash in connection with a secured promissory note executed as an integral part of the acquisition of AIT. An additional $1,030,000 may be loaned to the shareholder as specific fully reserved accounts receivable, notes receivable and inventories on AIT's May 17, 1995 balance sheet are collected or realized by the Company. Through March 31, 1996, the Company had loaned an aggregate of $1,565,000 to the shareholder, of which $983,000 remained outstanding at that date. See Note C to Consolidated Financial Statements.


     In connection with the terms of the acquisition of Comtech, former Comtech stockholders were paid approximately $100,000 in cash in June 1996. The cash purchase price, along with an estimated $100,000 in legal, audit and other costs associated with the acquisition of Comtech, are included in Other Accrued Liabilities on the Company's March 31, 1996 balance sheet.

     Financing Activities. Since February 1993, the Company has raised approximately $6.2 million from four placements of Common Stock to private investors. See Note I to Consolidated Financial Statements. Net proceeds from these private placements were used for operational purposes and to complete the acquisition of AIT in 1995.

     Additional sources of cash flow have included bank debt and related payment concessions. In July 1995, the Company received a new $2 million line of credit from its primary lender through November 1997. In March 1996, the Company's bank agreement was amended to increase the revolving line of credit from $2 million to $6 million, reduce the interest rate by one point and extend the bank's commitment until March 2001. The original $4 million term loan, scheduled to mature in November 1997, was replaced with a new $4 million term loan requiring graduated quarterly payments through March 2001. As of March 31, 1996, $2 million was outstanding on the Company's line of credit.

     In October 1995, the Company raised approximately $6.5 million through the exercise of previously issued warrants and non-qualified options to purchase shares of Common Stock. The vast majority of these securities related to warrants issued in connection with the private offerings discussed above and bank financing agreements. In exercising their warrants or options, investors had the option of paying cash or executing an 8% interest bearing note made payable to the Company. Approximately $2.4 million of the total proceeds was paid in cash and $4.1 million through notes, which were paid in full as of March 31, 1996. There are currently no significant warrants or options outstanding to purchase Common Stock except those issued under the Company's 1991 Stock Option Plan and a Director warrant plan. See Note J to Consolidated Financial Statements.

     Net Operating Loss Carryforwards. As of December 31, 1995, the Company had approximately $8.5 million in tax net operating loss carryforwards available to reduce future taxable income through the year 2010. In addition, the Company has capital loss carryforwards of approximately $1.2 million expiring in 1998. Due to the exercise of certain stock options and warrants and the issuance of Common Stock relating to the AIT and Westec Acquisitions, the Company may have undergone an ownership change under Internal Revenue Service regulations which would limit the annual utilization of net operating loss carryforwards. If an ownership change has occurred, the annual limitation would currently be approximately $4.4 million.


     Salary Incentive Program. In December 1995, the Company implemented a voluntary salary reduction program designed to improve the Company's cash flow during 1996, further align the objectives of the Company's management and salaried employees with those of the Company's stockholders and potentially provide the Company with significant future tax deductions. Under the program, 61 of the Company's 66 exempt salaried employees agreed to forego $849,254 of their 1996 compensation in exchange for 424,627 non-qualified options to purchase Common Stock at $7.00 per share, the then-current market value of the Common Stock (i.e., one stock option for every $2 of compensation). These options vest 15% for each quarter in 1996 that the Company achieves certain levels of pre-tax profitability. The remaining vesting is tied to the Company meeting specific operational objectives in 1996, including ISO 9002 certification, 25% internal sales growth, return to Nasdaq National Market listing and upgraded information systems that will support accelerated growth.

     Under the 1996 program, employees could participate to a maximum level of 50% of their 1996 salaries. The Company's Chairman, President and Chief Financial Officer each elected to forego 50% of their salary under this program. This program also provides that if certain levels of pre-tax income before special charges is achieved for 1996 in excess of that reported for 1995, a partial or full repayment of salaries will be made in February 1997. Compensation expense for this program will be recorded in 1996 as it becomes highly probable a repayment will be earned. In connection with the Company's pre-tax income performance in the first quarter of 1996, a $150,000 expense was recorded for the pro-rata portion of the potential repayment of 1996 salaries under this program. The related liability is included in Accrued Payroll and Benefits on the Company's March 31, 1996 balance sheet.

     Summary. The above financing transactions, the Acquisitions and the improved operating performance of the Company in 1995 and the first quarter of 1996 have significantly enhanced the Company's liquidity and its capital resources. At March 31, 1996, the Company's primary source of liquidity included cash and equivalents of $2,083,000.

     The Company intends to use $4 million of the net proceeds of the Offering to repay the term loan. In consideration of the repayment of the amounts borrowed under the term loan, the bank has committed to increase the Company's revolving line of credit from $6 million to $10 million. As of the date of this Prospectus, the Company had no debt outstanding under the line of credit.

     Management believes that the net proceeds of the Offering, together with cash generated from operations and available borrowings under the Company's revolving line of credit will provide the Company with sufficient capital resources to support its current working capital requirements and business plans for at least the next 12 months.

QUARTERLY OPERATING RESULTS


     The following table presents unaudited quarterly operating results for each of the Company's last eight quarters. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future operating results. This information should be read in conjunction with the Company's Consolidated Financial Statements, and notes thereto, included elsewhere in this Prospectus.


     The following results include the results of operations for businesses acquired from their respective dates of acquisition as follows: (a) AIT effective as of May 17, 1995; (b) Westec effective as of October 2, 1995; and
(c) Comtech effective as of January 1, 1996. Net income (loss) per share is presented on a fully diluted basis.

     Sales of switching, transmission and access products are subject to the timing of customer upgrade and new installation programs and, as a result, may contribute to significant fluctuations in the Company's future quarterly sales. The Company's operating income performance is also subject to significant quarterly fluctuations based on the mix of product sales and service revenues.

                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,
                                 1994        1994           1994        1995       1995        1995           1995        1996
                               --------  -------------  ------------  ---------  --------  -------------  ------------  ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales of products(1)..........  $  499      $   725        $1,136      $ 1,556    $1,914      $ 3,392       $ 10,522     $ 8,354
Service revenues..............   3,422        3,349         3,064        3,064     2,844        3,268          3,578       4,039
                               --------      ------        ------     ---------  --------      ------     ------------  ---------
  Total sales.................   3,921        4,074         4,200        4,620     4,758        6,660         14,100      12,393
                               --------      ------        ------     ---------  --------      ------     ------------  ---------
Cost of products sold.........     353          525           980        1,074     1,239        1,925          8,419       6,215
Cost of services..............   2,938        2,914         2,986        2,711     2,519        2,892          2,996       3,403
                               --------      ------        ------     ---------  --------      ------     ------------  ---------
  Total cost of sales.........   3,291        3,439         3,966        3,785     3,758        4,817         11,415       9,618
                               --------      ------        ------     ---------  --------      ------     ------------  ---------
  Gross profit................     630          635           234          835     1,000        1,843          2,685       2,775
Engineering and development...     161          156           130          142       144          165            126         176
Selling, general and
  administrative..............     613          661           759          557       611          938          1,019       1,277
Amortization of goodwill......       6            6            12            5        18           44             90         111
                               --------      ------        ------     ---------  --------      ------     ------------  ---------
  Operating income (loss)
    before special charges....    (150)        (188)         (667)         131       227          696          1,450       1,211
Special charges...............      --           --            --           --       980           --             --          --
                               --------      ------        ------     ---------  --------      ------     ------------  ---------
  Operating income (loss).....    (150)        (188)         (667)         131      (753)         696          1,450       1,211
Interest expense..............     138          142           141          126       120          110            138         103
Other expense.................      --           --            80           --        --           --             --          --
Interest and other income.....      (5)          (2)           (2)          (6)       (5)         (41)           (90)       (102)
                               --------      ------        ------     ---------  --------      ------     ------------  ---------
  Net income (loss)...........  $ (283)     $  (328)       $ (886)     $    11    $ (868)     $   627       $  1,402     $ 1,210
                               =======   ===========    ==========    ========   =======   ===========    ==========    ========
  Net income (loss) per common
    share.....................  $ (.06)     $  (.04)       $ (.22)     $    --    $ (.13)     $   .10       $    .15     $   .09
                               =======   ===========    ==========    ========   =======   ===========    ==========    ========


     The following table sets forth the above unaudited quarterly financial information as a percentage of total sales:


                                                                         QUARTER ENDED
                               --------------------------------------------------------------------------------------------------
                               JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,  JUNE 30,  SEPTEMBER 30,  DECEMBER 31,  MARCH 31,
                                 1994        1994           1994        1995       1995        1995           1995        1996
                               --------  -------------  ------------  ---------  --------  -------------  ------------  ---------
Sales of products(1)..........    12.7%       17.8%          27.0%       33.7%      40.2%       50.9%          74.6%       67.4%
Service revenues..............    87.3        82.2           73.0        66.3       59.8        49.1           25.4        32.6
                               --------      -----          -----     ---------  --------      -----          -----     ---------
  Total sales.................   100.0       100.0          100.0       100.0      100.0       100.0          100.0       100.0
                               --------      -----          -----     ---------  --------      -----          -----     ---------
Cost of products sold.........     9.0        12.9           23.3        23.2       26.1        28.9           59.7        50.1
Cost of services..............    74.9        71.5           71.1        58.7       52.9        43.4           21.3        27.5
                               --------      -----          -----     ---------  --------      -----          -----     ---------
  Total cost of sales.........    83.9        84.4           94.4        81.9       79.0        72.3           81.0        77.6
                               --------      -----          -----     ---------  --------      -----          -----     ---------
  Gross profit(2).............    16.1        15.6            5.6        18.1       21.0        27.7           19.0        22.4
Engineering and development...     4.1         3.8            3.1         3.1        3.0         2.5            0.9         1.4
Selling, general and
  administrative..............    15.6        16.2           18.1        12.1       12.8        14.1            7.2        10.3
Amortization of goodwill......     0.2         0.2            0.3         0.1        0.4         0.7            0.6         0.9
                               --------      -----          -----     ---------  --------      -----          -----     ---------
  Operating income (loss)
    before special charges....    (3.8)       (4.6)         (15.9)        2.8        4.8        10.4           10.3         9.8
Special charges...............      --          --             --          --       20.6          --             --          --
                               --------      -----          -----     ---------  --------      -----          -----     ---------
  Operating income (loss).....    (3.8)       (4.6)         (15.9)        2.8      (15.8)       10.4           10.3         9.8
Interest expense..............     3.5         3.5            3.3         2.7        2.5         1.6            1.0         0.8
Other expense.................      --          --            1.9          --         --          --             --          --
Interest and other income.....    (0.1)         --             --        (0.1)      (0.1)       (0.6)          (0.6)       (0.8)
                               --------      -----          -----     ---------  --------      -----          -----     ---------
  Net income (loss)...........    (7.2)%      (8.1)%        (21.1)%       0.2%     (18.2)%       9.4%           9.9%        9.8%
                               =======   ===========    ==========    ========   =======   ===========    ==========    ========


- ---------------

(1) The significant increase in product sales beginning in mid-1995 is a result of the Acquisitions and approximately $9.3 million of distributed DSC access products sold during the six months ended March 31, 1996. Any significant future sales of DSC products will more than likely occur only if the Company is successful in marketing these products in Latin America.
(2) Excluding the sales of distributed DSC products, gross profit margins for the quarters ended December 31, 1995 and March 31, 1996 were 22.0% and 27.6%, respectively.

                                    BUSINESS

OVERVIEW

     The Company develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, intelligent multiplexers, protection switching equipment, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. The products offered by the Company include those manufactured by the Company as well as those manufactured by OEMs. To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services.


     The Company believes that it is well positioned to take advantage of the technological innovations, rapid industry growth and increased competition among the Company's customers that is expected to occur in the telecommunications industry over the next several years. The Company's objective is to continue to broaden its offering of wireline and wireless switching, transmission and access products and its geographic market coverage to become a preferred provider of telecommunications products and related services to the RBOCs, other local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers expected to enter the industry.


INDUSTRY BACKGROUND


     The global telecommunications industry has undergone significant transformation and growth in recent years due to continued domestic deregulation, technological innovation and the growth in international markets. In addition, business and residential demand for voice, data and video services has increased the need for additional systems capacity and network bandwidth to accommodate the provision of such services by telecommunications providers. The Company believes that these market forces will intensify in the foreseeable future and that an increased number of telecommunications service providers, the availability of new services and strong international demand for the deployment of basic telephone service will provide the Company with extensive opportunities to sell its wireline and wireless switching, transmission and access products in the United States and in international markets.



     Domestic Deregulation. The number of telecommunications service providers continues to increase as a result of the federal and state deregulation of the United States telecommunications industry. Changes in federal and state regulations have created the opportunity for a number of new network operators to enter the market and have fostered competition between both new and established network operators. The recently-enacted Telecommunications Act of 1996 permits local and long distance telecommunications companies, cable television companies and electric utility companies, subject to certain conditions designed to facilitate local exchange competition, to compete with each other to provide local and long distance telephony, data and video services.


     To accommodate the demand for enhanced wireless services, the Federal Communications Commission (the "FCC") auctioned additional spectrum for wireless communications in 1995, thus potentially doubling the number of operators licensed to compete in each metropolitan statistical area from two to four, and recently announced plans to auction additional spectrum in 1996. Changes in FCC and certain state public utility commission regulations governing interconnections have created opportunities for the RBOCs and other local exchange carriers to provide services in markets and geographic regions in which they traditionally have been prohibited. In addition, such changes have allowed local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers to enter these same markets and regions. The Company believes that the Telecommunications Act of 1996, together with FCC and other government initiatives, will increase the demand for telecommunications systems and services as network operators respond to the changing competitive environment by constructing new or enhancing existing networks and increasing the available bandwidth to meet customer demand for voice, data and video services.


     Technological Innovation. In recent years, there have been a number of significant developments relating to telecommunications technology, including the continuing miniaturization of large scale integrated circuits, the development of lower cost, higher capacity memory devices and microprocessors and new network protocols such as spread spectrum Code Division Multiple Access ("CDMA"), which are now available to offer improved performance and increased security. These developments have lowered the cost of delivering multifunctional services combining voice, data and video. In addition, new low cost, modular, software-driven products (so-called "intelligent" products) can be readily upgraded to provide additional revenue generating features such as call waiting, call forwarding and caller-ID without having to undertake costly hardware replacement. Moreover, the increasing use of wireless systems and technology permits the more rapid deployment of telecommunications systems at lower costs than traditional wireline networks.



     These technological advances make it possible for products to be used which facilitate the delivery of telecommunications services and create new network configuration options. For example, Integrated Services Digital Network ("ISDN") service allows for the dynamic allocation of bandwidth between, and simultaneous transmission of, any combination of voice, data and video, and individual call set-up permits users to easily designate and change the service configuration. Other new advanced technologies include Asymmetrical Digital Subscriber Line ("ADSL"), a communications technology which permits the transmission of information at rates up to 50 megabits per second over existing copper wires, and High Speed Digital Subscriber Line ("HDSL,") a communications technology which permits the digital transmission of information over longer distances without adding signal regenerator equipment. These new technologies create additional demands for switching systems, intelligent multiplexers and digital loop carriers. In addition, cable television companies are beginning to expand beyond one-way broadcast to provide interactive services using high-speed cable modems and have announced plans to provide telephony and high speed data services.



     Growth in International Markets. The Company believes that international markets represent significant opportunities for growth, particularly in Latin America, the Caribbean Basin and other developing areas. According to industry sources, a small percentage of businesses and residences throughout Latin America have basic telephone service. For example, of the estimated 11 million people in Ecuador, approximately 300,000 have basic telephone service. In addition, advances in radio and antenna technology make it feasible to provide basic communications access with wireline quality without the construction cost and obstacles associated with establishing a wireline grid, thereby further encouraging the deployment of telecommunications networks in developing countries. The governments of a number of developed and developing countries have privatized their state-owned telecommunications service providers and have granted licenses to new network operators to compete with them. In most instances, as part of the privatization, these governments have imposed service requirements on all network operators, resulting in an acceleration of capital expenditures on new or expanded network systems.


STRATEGY

     The Company's objective is to continue to broaden its offering of wireline and wireless switching, transmission and access products and expand its geographic market coverage to become a preferred provider of telecommunications products and related services to RBOCs, other local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other service providers entering the telecommunications industry. In order to achieve this objective, the Company plans to implement the following elements of its strategy.

     Acquire Switching, Transmission and Access Products Companies. The Company intends to selectively acquire companies that manufacture, market or hold proprietary interests in wireline and wireless switching, transmission and access products in order to rapidly increase the number and range of products it offers. The Company intends to focus its acquisition efforts on businesses that have designed innovative, leading edge products for high growth telecommunications applications. The Company believes that there are numerous small private companies offering advanced products and services that can benefit from the Company's broad range of complementary support services, existing customer base and ability to provide working capital. Consistent with this strategy, the Company has recently acquired switching products in connection with the AIT Acquisition, wireless products in connection with the Westec Acquisition and transmission and access products in connection with the Comtech Acquisition. The Company believes that the Acquisitions have provided the Company with a core group of telecommunications products and new product development capabilities that will permit the Company to launch new products and enhance existing products. See "The Company."


     Pursue Opportunities to License and Manufacture Telecommunications Products. The Company also intends to increase the number of telecommunications products it offers by pursuing opportunities to license the right to manufacture, market and sell products incorporating advanced telecommunications technologies. The Company believes that license agreements can provide significant benefits, including accelerated entry into new markets and cost savings over acquiring or developing in-house certain technologies and products. Consistent with this strategy, in July 1996 the Company licensed the right to manufacture, market and sell a cost-effective, microprocessor-based modular, digital central office switch developed by Eagle Telephonics. The Company intends to market this switch primarily in the international marketplace.



     Leverage its Existing Customer Relationships and Distribution Base. For over 10 years, the Company has provided a wide range of repair services for wireline and wireless switching, transmission and access products to over 200 telecommunications service providers, including local exchange carriers (including all the RBOCs), inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers. As the number of switching, transmission and access products offered by the Company increases as a result of acquisitions, technology licensing agreements, new product development and other strategic initiatives, the Company intends to market these products to its existing customers and distribute these products through its existing distribution channels. For example, AIT, which has realized significant increases in sales of its switching products since its acquisition by the Company in May 1995, has successfully marketed its products to many of the Company's traditional service customers.



     Focus on Emerging International Markets. Although only 5% of the Company's total sales in 1995 were attributable to international sales, a key element of the Company's long-term strategy is to focus on international markets in developing countries, principally in Latin America and the Caribbean Basin, which are privatizing state-owned telecommunications service providers and granting licenses to new network operators. The Company believes that its products, particularly its new modular, digital central office switch and its wireless products, are well suited for developing countries that are rapidly deploying and expanding their telecommunications networks in order to increase the quality and the service levels of their existing telecommunications infrastructure on a timely basis to more of their population. To this end, in the first quarter of 1996, the Company formed a dedicated international sales group headed by an experienced officer of the Company to pursue the sale of the Company's products in international markets. To support the efforts of this new sales group, the Company has established a network of in-country agents and representatives to market the Company's products throughout Latin America and the Caribbean Basin.


     Capitalize on Manufacturing, Test and Service Capabilities. Since 1992, the Company has provided its customers with a full range of contract manufacturing services, including production engineering, electronic component selection, sourcing and procurement, manufacturing, assembly and in-circuit/functional testing. Over the past four years, the Company has significantly expanded its manufacturing capacity and technical capabilities and improved the quality of these services through the hiring of manufacturing, engineering and materials professionals and investments in facilities and automatic insertion, wave solder and state-of-the-art surface mount and automated testing equipment. The Company intends to significantly increase the use of its manufacturing, test and service capabilities over the next few years as part of the Company's strategy to acquire businesses and products that can be manufactured internally and sold in its core telecommunications markets.

PRODUCTS AND SERVICES


     The Company offers wireline and wireless switching, transmission and access products for the worldwide telecommunications marketplace. These products allow telecommunications service providers to build and upgrade their networks to provide a wide range of voice, data and video services to business and residential customers. To date, the majority of the products sold by the Company has been switching and access products manufactured by OEMs, including Northern Telecom and DSC. Through acquisitions, technology license agreements and internal development, the Company expects to manufacture an increasing proportion of its products in the future.



     Switching Products. The Company markets a broad range of digital telephone switching products that recognize the dialed digits, route and complete calls and provide billing records. These products include switches used for local, tandem, combination local and tandem, toll, combination toll and tandem and cellular applications. The switches offered by the Company have line capacities ranging from 100 to 120,000 subscribers and 30 to 60,000 interexchange trunks. Switching products currently offered by the Company are developed and manufactured by OEMs, including Northern Telecom and AT&T. These products include complete switching systems as well as add-on frames, line cards and modified circuit boards for either newly constructed networks or upgrades to existing networks. The Company has recently entered into an agreement with Lucky Goldstar Information and Communications to market and distribute a family of digital switching products, including the STAREX-CDMA Digital Cellular System.



     Pursuant to a technology license agreement, the Company has recently started to manufacture a microprocessor-based, modular, digital central office switch. This microprocessor-based switch employs extensive large scale integrated circuit technology, which permits the provision of advanced telephony services such as call waiting, call forwarding and conference calling, and requires reduced power and floorspace compared with existing products. The current switch design serves applications up to 4,000 subscriber lines and is expandable to over 60,000 lines through future software enhancements. This switch is targeted for use in the international marketplace due to its compatibility with international standards, "plug and play" installation features and tolerance of a wide range of environmental conditions. The Company expects to begin selling and delivering this switch in the first quarter of 1997, although there can be no assurance that the Company will meet this schedule or that the Company will generate material sales from this switch.


     Current users of the Company's switching products are primarily local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers. The Company intends to expand its current customer base for switching products by actively marketing its switching products to new network providers, principally in Latin America and the Caribbean Basin, and within the United States to private network users.

     Transmission Products. The Company develops, manufactures and markets a variety of wireline and wireless transmission products, which are used for high capacity connectivity between points within a communications network. These products are primarily digital and provide for the movement of any combination of voice, data and video traffic across wireline or wireless media. The Company's transmission products include intelligent multiplexers (a device which combines or aggregates several channels or linkages carrying voice or data signals into a higher speed link), protection switching equipment (which protects a voice and data link against failure by rerouting circuits to maintain continuity), mini-repeater housings (a housing used to protect electronic repeaters from the elements), frame controllers (used to permit encrypted networks to use commercial transmission facilities), asynchronous and fractional data cards, microwave and millimeterwave radio equipment and sophisticated high speed modems used to carry voice and data in wireline or wireless networks. The Company's multiplexers, which include intelligent fractional T1 multiplexers and fractional T2 multiplexers, include features such as local and remote loopbacks, built-in bit error rate detection, line code selection and built-in performance monitoring.

     The Company's wireless transmission products include radios using amplitude or frequency modulation and spread spectrum technologies that provide data, local area network, ethernet (a local area network used for connecting computer equipment) and voice transmission over frequencies ranging from 900 MHZ to

31 GHZ. The Company also has recently developed antenna technology applications that permit simultaneous voice and video transmission.

     Current users of the Company's transmission products are primarily an RBOC and private network users, including mining and exploration companies and colleges and universities. The Company intends to expand its current customer base for transmission products by actively marketing its transmission products in emerging international markets.


     Access Products. The Company offers access products for the local loop (i.e., that portion of the public telecommunications network which extends from the service provider's switch to the individual home or business end-user). Historically, a majority of the access products sold by the Company has been manufactured by third parties. As a result of the Comtech Acquisition, however, the Company now manufactures and markets a digital loop carrier developed by Comtech (which permits network operators to provide more reliable, basic and enhanced services at a lower cost) and DS-3 telemetry equipment developed by Comtech (used primarily by the military for range communications applications to multiplex telemetry, digital video, T1, local area network, wide area network and other signals into a DS-3 signal transmitting at 45 megabits per second). The Company also offers a high speed coaxial modem (used primarily by cable television companies to deliver voice or data at speeds up to 10 megabits per second) and a point-to-multipoint wireless service distribution system.


     Current users of the Company's access products are primarily local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and the United States military. The Company intends to expand its current customer base by actively marketing its access products to new network providers, principally in Latin America and the Caribbean Basin.

     Related Services. The Company differentiates itself from other providers of telecommunications equipment by offering a full range of complementary design, manufacturing, installation, testing and repair services. The Company also offers its customers ongoing systems maintenance and monitoring services, including asset management services, which allow customers to reduce their investment in spare and surplus plug-in circuit boards by relying on the Company's inventories and management information systems. By providing these services, the Company believes it is better able to offer its customers more comprehensive telecommunications solutions.

     The Company repairs a broad range of switching and transmission plug-in circuit boards originally manufactured by leading telecommunications companies such as Lucent Technologies, Northern Telecom, DSC, ITT and Rockwell International. The Company's electronic manufacturing services consist of the design, engineering, manufacturing and testing of circuit boards, electromechanical assemblies, subsystems and complete systems. The Company's wireless equipment repair business, which was acquired by the Company as part of its acquisition of Westec, consists principally of the repair and upgrade of amplitude modulation equipment typically used by cable television companies. The Company's engineers also provide customers with a full range of support services for wireless transmission equipment, including system design, site survey, path calculations, installation and maintenance.

     Other Products and Services. The Company's other products and services include the refurbishment and upgrade of AT&T pay telephones to like-new condition and the sale of related pay telephone products, such as stainless steel and custom logo vault doors, handsets and volume amplifiers. To date, substantially all of these refurbishment services and product sales have been provided or made to certain RBOCs, primarily Bell Atlantic, BellSouth and SBC Communications (formerly Southwestern Bell).

SALES AND MARKETING

     The Company's domestic sales and marketing group is comprised of 20 professionals who are divided into individual sales and marketing teams for each of the Company's product lines and related services. Each team is responsible for obtaining a thorough technical knowledge of its products or services, soliciting new customers and maintaining relationships with existing customers. Each team is supervised at the corporate level by the Company's Vice President of Business Development, who coordinates the sales and marketing of multi-product line sales and is responsible for advertising, trade show appearances and other Company-wide marketing efforts. In connection with the Acquisitions, the Company acquired product sales professionals which bring technical product knowledge and long-term customer relationships to the Company.

     Although only 5% of the Company's total sales for 1995 were derived from international sales, the Company intends to focus an increased amount of its sales and marketing efforts on emerging international markets, especially in Latin America and the Caribbean Basin. In March 1996, the Company formed a dedicated international sales and marketing group headed by an experienced officer of the Company to pursue the sale of all of the Company's products and services outside of the United States. Based primarily on previous service sales to the international markets, the Company has already established a network of agents and representatives covering 14 countries in the Caribbean Basin and Latin America. These agents and representatives, whose compensation consists of commissions based on sales, are expected to actively promote and market the Company's products and services and ensure that the Company receives all appropriate bid tenders issued within their territory.

     The Company's marketing strategy is to sell its newly-acquired or developed switching, transmission and access products, together with the switching and access products the Company resells on behalf of third party OEMs, to its existing base of service customers, which is comprised of over 200 telecommunications service providers operating in the United States, the Caribbean Basin and Latin America. The Company will seek to supplement its product offerings through distribution agreements and other strategic alliances in order to provide complete telecommunications systems and related infrastructure to new network providers in emerging international markets.

CUSTOMERS


     During 1995 and the three months ended March 31, 1996, the Company sold its products and services to over 200 telecommunication service providers, including the RBOCs, other local exchange carriers, inter-exchange carriers, competitive access providers, cable television companies and other telecommunications service providers operating in the United States, the Caribbean Basin and Latin America. The following table sets forth a representative list of the Company's major customers and end-users.


  SWITCHING PRODUCTS    TRANSMISSION PRODUCTS      ACCESS PRODUCTS             SERVICES
- ----------------------  ----------------------  ----------------------  ----------------------
      Ameritech              ADC Telecom              Ameritech                 Alltel
   Cable & Wireless        Lockheed-Martin          Bell Atlantic           Bell Atlantic
         GTE                 Pacific Bell             BellSouth               BellSouth
   Pacific Intertel          PCS Primeco            Bosch Telecom            Cablevision
Puerto Rico Telephone                                Pacific Bell         Century Telephone
  SBC Communications                            U.S. Board of Regents         Cox Cable
    Sprint-United                                                                GTE
     Thrifty Call                                                       Puerto Rico Telephone
                                                                          SBC Communications
                                                                                 TCI

     A small number of customers have accounted historically for a significant percentage of the Company's total sales. In the three months ended March 31, 1996, Ameritech and Communications Equipment Source (a distributor to Cable & Wireless) accounted for 25.9% and 10.8% of the Company's total sales, respectively, and the Company's top 10 customers accounted for 64.1% of total sales. For the year ended December 31, 1995, on a pro forma basis to give effect to the Acquisitions as if each had occurred on January 1, 1995, Ameritech and BellSouth accounted for 18.2% and 12.0% of the Company's total sales, respectively, and the Company's top 10 customers accounted for 59.7% of total sales. The Company's customers typically are not obligated contractually to purchase any quantity of products or services in any particular period.

     The Company expects its customer concentration to decrease in the future as a result of the recent acquisitions of AIT, Westec and Comtech, which sell their products and services primarily to non-RBOC telecommunications service providers. In addition, the Company expects its customer base to expand due to the entrance of new service providers into the telecommunications markets, the recent establishment of a dedicated international sales and marketing group and the availability of the Company's new products, such as its modular, digital central office switch.


MANUFACTURING, ASSEMBLY AND TEST

     The Company provides a broad range of electronic manufacturing, assembly and test services to support its product sales and its contract customers. The majority of these support services are performed at the Company's Orlando, Florida facility, where state-of-the-art manufacturing and test equipment is maintained. Historically, this equipment has been used primarily to perform contract manufacturing services for third parties, primarily to large technology companies that require a high level of professional materials management, quality "turn-key" manufacturing and complete electronic and functional product testing.


     In 1995, the Company significantly enhanced its assembly and test capabilities through the lease of approximately $1.0 million of new surface mount manufacturing and automated testing equipment. This equipment includes a surface mount assembly line, including advanced "pick-and-place" equipment and a 3-D vision screen printer. The equipment allows for the placement of fine pitch (as low as 12 mil) electronic components at a rate of up to 14,400 placements per hour. This equipment is currently operating at less than 50% of the line's capacity. In 1995, the Company also acquired a new board test system that provides for high performance, automated testing of analog, digital, mixed signal and memory devices resident on printed circuit boards. When combined with the Company's existing testing equipment, the new equipment gives the Company an extensive software library and technical capacity to test integrated circuits, capacitors, resistors and related electronic components, and ensures the quality of electronic products manufactured.



     In connection with the Acquisitions, the Company acquired additional manufacturing, assembly and test capacity and experience. At the Company's Lakeland, Florida facility, acquired as part of the AIT Acquisition, several Northern Telecom switches and frames are dedicated to the testing of switching products sold and to the development and verification of the configuration and integration of custom systems. In addition, cable manufacturing equipment and expertise is utilized to manufacture copper and fiber cables to specific customer installation requirements.



     At the Company's Scottsdale, Arizona facility, acquired as part of the Westec Acquisition, test and tuning equipment is used to manufacture and service wireless products. The Company also maintains electronic manufacturing and test equipment at its Livermore, California facility, acquired as part of the Comtech Acquisition. In order to realize improvements in efficiency, product costs and quality, the Company intends to integrate Comtech's manufacturing operations into the Company's Orlando operations.


     The Company has an experienced Director of Quality who, along with a staff of quality assurance professionals, oversees the quality of the Company's products and services. In June 1996, the Company's repair operations (conducted at its Orlando facility) were ISO 9002 certified by an independent registrar. The Company believes its manufacturing operations comply with ISO standards and expects them to be ISO certified by the end of 1996.

     In connection with its manufacturing and test services, the Company generally provides warranties on its products and services ranging from three months to five years. A one-year warranty is typically provided on switching, transmission and access products.

     The Company believes that it currently has the equipment, personnel and experience necessary to efficiently manufacture high quality telecommunications products in-house. This should assist the Company in controlling the costs, quality and delivery of its products and allow the Company to bring new products to market on a timely basis.

SUPPLIERS

     Products manufactured by the Company typically require the procurement of printed circuit boards, electronic components, cable assemblies, fabricated metal, plastic parts and other materials, of which electronic components are the most costly. The Company purchases electronic components from numerous companies, including OEMs and parts distributors.

     The Company purchases substantially all of its components and other parts from suppliers on a purchase order basis and does not maintain long-term supply arrangements. Most of the components used in the Company's products and related services are available from multiple sources. However, several components, primarily custom hybrid integrated circuits, are currently obtained from a single source. To date, the Company has been able to obtain adequate supplies of these components. The Company's inability in the future to obtain sufficient quantities of limited-source components, or to develop alternative sources therefor, could result in delays in product delivery and increased component cost, either of which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Although the Company has started to manufacture its own switching products, a majority of the switching products sold to date by the Company has been new or used Northern Telecom switching systems, add-on frames and circuit boards. The major sources for such products are deinstallations by primary users, asset recovery operations of telephone companies, repossessions by leasing companies and formal distribution or consignment agreements. In August 1995, the Company entered into a distribution agreement with Northern Telecom which allows the Company to purchase and distribute certain surplus Northern Telecom circuit boards. The distribution agreement expires in December 1996 and is renewable on an annual basis. The Company also has entered into a consignment agreement with Ameritech through December 1997, pursuant to which the Company inventories Northern Telecom, AT&T and other OEM circuit boards for resale by the Company. The Company is currently in the trial phase of similar supply programs with Century Telephone, a large independent telephone company.

     In addition, the Company supplements its product offerings with distribution agreements with OEMs. For example, in September 1995, the Company entered into a two-year, non-exclusive distribution agreement with DSC pursuant to which the Company markets and sells certain access products manufactured by DSC.

ENGINEERING AND DEVELOPMENT

     Historically, the Company's engineering, development and technical support efforts have focused on the repair of switching, transmission and access products, and on electronic manufacturing processes. The Company has significant experience in developing automated test systems, diagnostic programs and repair procedures for electronic circuitry typically found within telecommunications switching equipment. The Company's engineers have also used their expertise and experience to create new revenue sources for the Company by developing upgrades and enhancements to existing products, including those developed and manufactured by OEMs.


     As of July 1, 1996, the Company's engineering and development group consisted of 19 persons involved in product development, wireless communications, repair service development, systems integration and manufacturing process and operations support. These employees are organized into teams corresponding to the Company's product lines, and each team is responsible for providing technical support to the Company's customers and for developing and enhancing products. The Company's internal engineering resources permit the Company to continually reduce the production cost and improve the functionality of its products.


     Following the AIT, Westec and Comtech Acquisitions, the Company's engineering efforts have become more focused on developing new switching, transmission and access products and enhancing the features and capabilities of current products. The Company's engineers have significant experience in switching systems configurations, transmission and access applications and wireless technology such as spread spectrum, radio path calculations and frequency licensing. The Company expects that, as it begins to manufacture and sell more sophisticated telecommunications equipment, it will make more significant investments in research and product development.

COMPETITION

     The segments of the telecommunications industry in which the Company operates are intensely competitive. The Company's ability to compete is dependent upon several factors, including price, quality, product features and timeliness of delivery. Many of the Company's competitors have significantly more extensive engineering, manufacturing, marketing, financial and technical resources than the Company. In addition, the Company currently competes with several of its major suppliers, including Northern Telecom, with respect to the sale of certain of its products, which may adversely affect its ability to continue to obtain such products from these suppliers in the future.

     The Company may face additional competition from the RBOCs, which have historically been prohibited from manufacturing telecommunications equipment by the terms of the Modification of Final Judgment entered into in connection with the divestiture of the RBOCs by AT&T in 1984. The recently-enacted Telecommunications Act of 1996 contains provisions that permit the RBOCs, subject to satisfying certain conditions designed to facilitate local exchange competition, to manufacture telecommunications equipment. In light of these provisions, it is possible that one or more of the RBOCs, some of which are major customers of the Company, may decide to manufacture telecommunications equipment or to form alliances with other manufacturers. Any of these developments could result in increased competition for the Company.

     In the sale of switching, transmission and access products, the Company competes with OEMs such as Northern Telecom, Lucent Technologies and DSC. The Company believes it competes favorably against these companies by providing high quality products, comprehensive support services, competitive prices and shortened product delivery times. As the Company increases its international sales efforts, the Company also expects to compete with established telecommunications equipment companies such as Ericsson, Fujitsu, Siemens and Alcatel Network Systems.

EMPLOYEES


     As of July 1, 1996, the Company had 256 full-time employees, including 19 in engineering, 23 in sales and marketing, 90 in manufacturing, warehousing and quality assurance, 93 in repair and refurbishment and 31 in finance, administration and other support services. From time to time, the Company also uses part-time employees in its manufacturing operations to accommodate changes in production levels. None of the Company's employees are represented by any collective-bargaining agreements, and the Company has never experienced a work stoppage. The Company considers its employee relations to be good.


PROPERTIES

     The Company leases certain office, manufacturing and warehouse facilities under operating leases which expire at various dates during the next four years. The Company's existing facilities are adequate for its current operations, and the Company believes that convenient, additional facilities are readily available should the business need arise. The Company's executive offices are located at the Orlando, Florida facility listed below. The following provides a summary of the facilities currently leased by the Company.

                                                                     SQUARE
                             LOCATION                                FOOTAGE   LEASE EXPIRES
- -------------------------------------------------------------------  -------   --------------
Orlando, Florida...................................................   54,000   November 1998
Lakeland, Florida..................................................   32,000   June 1997
Dallas, Texas......................................................   27,000   July 1999
Livermore, California..............................................   20,000   December 1998
Scottsdale, Arizona................................................   11,000   October 1999
South Bend, Indiana................................................   11,000   July 1997
                                                                     -------
          Total....................................................  155,000
                                                                     =======

LEGAL PROCEEDINGS

     From time to time, the Company is involved in various legal proceedings relating to claims arising in the ordinary course of its business. The Company is not a party to any such legal proceeding, the adverse outcome of which, individually or in the aggregate, is expected to have a material adverse effect on the Company's financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Set forth below is certain information, as of July 1, 1996, concerning the Company's executive officers and directors.


                   NAME                      AGE                    POSITION
- -------------------------------------------  ---   -------------------------------------------
Steven A. Odom.............................  43    Chairman of the Board and Chief Executive
                                                     Officer
Hensley E. West............................  51    President, Chief Operating Officer and
                                                   Director
Mark A. Gergel.............................  39    Vice President and Chief Financial Officer
Scott N. Madigan...........................  38    Vice President of Business Development
Stephen J. Clearman........................  45    Director
William P. O'Reilly........................  49    Director
John D. Phillips...........................  55    Director
Stephen E. Raville.........................  48    Director

     Steven A. Odom has served as a director of the Company since October 1994. In November 1994, he was appointed to the newly-created position of Chairman of the Board. In August 1995, he became Chairman and Chief Executive Officer of the Company. From 1983 to 1987, he founded and served as Chairman and Chief Executive Officer of Data Contract Company, Inc. ("DCC"), a designer and manufacturer of intelligent data PBX systems, pay telephones and diagnostic equipment. From 1987 to 1990, he was Vice President of the Public Communications Division of Executone Information Systems, Inc., a public company that acquired DCC in 1987. Mr. Odom has also served as a director of Telematic Products, Inc., a manufacturer of telephone central office equipment, and Resurgens Communications Group, Inc. ("Resurgens"), a provider of long distance operator services that later merged with LDDS Communications, Inc., now known as LDDS WorldCom ("WorldCom").

     Hensley E. West joined the Company in January 1996 as President and Chief Operating Officer and was also elected a director in January 1996. From January 1994 to December 1995, he was Group Vice President for the Access Systems Group of DSC, a publicly-held manufacturer of digital switching, transmission and access telecommunications equipment. During his tenure with DSC from 1987 to 1995, he held six sales and general management positions, including Senior Vice President of North American Sales from July 1993 to December 1993, Vice President of the Access Products Division from March 1992 to July 1993, Vice President of RBOC Sales from October 1991 to March 1992 and Vice President of Business Development from March 1990 to October 1991. Prior to joining DSC, Mr. West held general, engineering and sales management positions with California Microwave, Inc., ITT Telecommunications Inc. and Western Electric Co.

     Mark A. Gergel has served as Vice President and Chief Financial Officer since he joined the Company in April 1992. From 1983 to March 1992, Mr. Gergel held five positions of increasing responsibility with Federal-Mogul Corporation, a publicly-held manufacturer and distributor of vehicle parts, including International Accounting Manager, Assistant Corporate Controller, Manager of Corporate Development and Director of Internal Audit. Prior to joining Federal-Mogul, Mr. Gergel spent four years with the international accounting firm of Ernst & Young. Mr. Gergel is a Certified Public Accountant.

     Scott N. Madigan joined the Company in March 1996 as Vice President of Business Development. Mr. Madigan has spent the last four years with DSC as Vice President of Marketing for Litespan-2000, DSC's flagship access product, and Vice President of Litespan International Operations and Wireless Access Marketing. From 1987 to 1992, he held product and account management positions with Northern Telecom, where he was responsible for identification, assessment and development of new business opportunities for Northern Telecom's switching, transmission and access products. Prior to 1987, Mr. Madigan held engineering and operations management positions with California Microwave, Inc. and ITT Telecommunications, Inc.

     Stephen J. Clearman has served as a director of the Company since May 1988. He has served as the general partner of four venture capital partnerships since 1984. Two of these partnerships (Geocapital Ventures and Geocapital II, L.P.) are principal stockholders of the Company. Mr. Clearman currently serves as a director of Expert Software, Inc. and several private companies, all of which principally provide computer software and related services.

     William P. O'Reilly has served as a director of the Company since December 1994. He has been Chairman of the Board of Eltrax Systems, Inc., a manufacturer of medical information systems and telecommunications systems integration products and services, since July 1995. He has over 20 years experience in the telecommunications industry as a private investor and entrepreneur and has initiated several successful business ventures. In 1981, he founded and served as the Chief Executive Officer of Lexitel Corporation, a provider of long distance services, which is now part of ALC Communications, Inc. Mr. O'Reilly was also a founder and Chief Executive Officer of Digital Signal, Inc., a leading provider of a low-cost fiber optic capacity to long distance carriers. In 1989, Mr. O'Reilly acquired Military Communications Corporation ("MCC"), which provides international public switched network services by means of phone centers to the U.S. military worldwide. MCC was acquired by WorldCom in 1994. Mr. O'Reilly is also a founder and past President of Comptel, an industry trade association.

     John D. Phillips has served as a director of the Company since December 1994. He currently serves as the President, Chief Executive Officer and a director of Metromedia International Group, Inc., a global media, entertainment and communications company established in November 1995 through the merger of The Actava Group, Inc. ("Actava"), Orion Pictures Corporation, MCEG Sterling Incorporated and Metromedia International Telecommunications, Inc. He served as President, Chief Executive Officer and a director of Actava from April 1994 until November 1995. In May 1989, Mr. Phillips became Chief Executive Officer of Resurgens and served in this capacity until September 1993 when Resurgens merged with Metromedia Communications Corporation and WorldCom. From June 1985 to October 1988, Mr. Phillips was President and Chief Operating Officer of Advanced Telecommunications Corporation ("ATC").

     Stephen E. Raville has served as a director of the Company since December 1994. He currently serves as President and is the controlling shareholder of First Southeastern Corp., a private investment company he formed in 1992. In 1983, Mr. Raville founded TA Communications ("TA"), a long-distance telephone company, and served as its President. In 1985, in conjunction with a merger between TA and ATC, he became Chairman and Chief Executive Officer of ATC until the merger of ATC into WorldCom in late 1992. Mr. Raville was a partner in the Atlanta law firm of Hurt, Richardson, Garner, Todd & Cadenhead from 1978 to 1983. He currently serves on the board of advisors of First Union National Bank of Atlanta and on the board of directors of Charter Communications Corporation and several other private companies.

OTHER KEY EMPLOYEES

     Michael R. Joe has served as the President of Comtech since its incorporation in 1986. Prior to forming Comtech, Mr. Joe was a consultant to several companies in the computer peripheral and telecommunications industries. His early career was spent with Xerox Corporation, where he held several manufacturing and financial management positions.

     Robert N. O'Hara has served as the President of Westec since its incorporation in 1976. Prior to forming Westec, Mr. O'Hara held various engineering and technical marketing positions with Motorola, Inc., AlliedSignal, Inc., Hughes Aircraft Company and Hughes Electronics Corporation.

     Kent A. Osborne joined the Company in May 1996 as Vice President of Operations. From 1990 to March 1996, Mr. Osborne served as Senior Director of Operations and Director of Manufacturing Test of DSC's Access Systems Group. From 1981 to 1990, Mr. Osborne held various corporate engineering and test management positions with Northern Telecom.

     Peter J. Rivers has served as Vice President of Materials since May 1996. From May 1994 to May 1996, Mr. Rivers held various materials, sales and operations management positions with the Company. From 1991 to 1994, Mr. Rivers was Vice President of Materials and Transportation for Pameco Corporation, a distributor of air conditioning and refrigeration equipment. Prior to 1991, Mr. Rivers held various purchasing and materials management positions with ITT Corporation, Martin Marietta Corp. and Harris Corporation.

     Reynaldo Rodriguez has served as Vice President and General
Manager -- International since March 1996. From 1992 to March 1996, Mr. Rodriguez served as Vice President of Sales and Marketing for the Company's circuit board repair and supply services. Mr. Rodriguez joined the Company in 1989 as International Marketing Director and was promoted to Vice President in 1991. Prior to joining the Company in 1989, Mr. Rodriguez spent several years as a Repair Operations Supervisor with Contel Corporation, where he supervised 36 warehouses in four states.

     James H. Shirkey has served as the President of AIT since its incorporation in 1992. From 1985 to 1992, Mr. Shirkey managed and provided consulting services to several private companies in the PBX and key system sectors of the telecommunications market. Prior to 1985, Mr. Shirkey spent 13 years with GTE Service Corporation performing and managing the installation, test engineering and site supervision of central office systems and other related telecommunications equipment.

                              SELLING STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 10, 1996, and as adjusted to reflect the sale of shares of Common Stock offered hereby, by each of the Selling Stockholders. Except as otherwise noted, the person named has sole voting and investment power over the shares indicated.



                                                      COMMON STOCK                      COMMON STOCK
                                                   BENEFICIALLY OWNED                   BENEFICIALLY
                                                      PRIOR TO THE                     OWNED AFTER THE
                                                       OFFERING(1)                       OFFERING(1)
                                                   -------------------     SHARES     -----------------
                      NAME                          SHARES     PERCENT   BEING SOLD   SHARES    PERCENT
- -------------------------------------------------  ---------   -------   ----------   -------   -------
Bell Atlantic Master Pension Trust...............    134,117     *          89,013     45,104     *
Henry Burkhardt, III.............................      5,029     *           3,338      1,691     *
Colgate Palmolive Retirement Trust...............     33,529     *          22,253     11,276     *
Collier Enterprises..............................    127,281     *          84,476     42,805     *
Copley Partners I L.P............................     67,019     *          13,274     53,745     *
Donald A. and Judith B. Crabtree.................      1,676     *           1,112        564     *
Creditanstalt American Corporation(2)............    336,000     2.5        75,000    261,000     1.6%
John Dexheimer...................................      1,676     *           1,112        564     *
Equitable Life Assurance Society.................     77,281     *          51,291     25,990     *
Equitable Variable Life Insurance Co.............     21,189     *          14,063      7,126     *
Glen Fitchet(3)..................................     11,250     *           5,625      5,625     *
Steven R. Francis(3).............................     11,250     *           5,625      5,625     *
Alexander Howard Gardner.........................        637     *             423        214     *
Julie Suzanne Gardner............................        671     *             445        226     *
Nicholas S. Gardner..............................        671     *             445        226     *
Bernard Goldstein................................      6,706     *           4,451      2,255     *
George Grodahl...................................      3,353     *           2,225      1,128     *
GTE Service Corp. Plans for Employee Pensions....    135,976     1.0%       90,247     45,729     *
Alden R. and Judith C. Heintz....................      3,353     *           2,225      1,128     *
IBM Retirement Fund..............................     33,484     *          11,112     22,372     *
Industrial Petro-Chemicals, Inc..................      3,353     *           2,225      1,128     *
Janet Jaffin.....................................      3,353     *           2,225      1,128     *
Harry Kahn.......................................      3,351     *           2,224      1,127     *
Carl E. Kaplan...................................        503     *             334        169     *
Lanmark Equity Partners II, L.P..................     50,295     *          33,380     16,915     *
Keith I. Larsen and Sandra K. Larsen(4)..........      5,441     *           2,720      2,721     *
James Mann.......................................      1,676     *           1,112        564     *
Edward Metz......................................      1,676     *             664      1,012     *
Robert N. O'Hara(4)..............................    266,609     2.0        75,000    191,609     1.2
Pantaleoni Associates............................     20,927     *           3,318     17,609     *
Henry A. Perry...................................      6,076     *           4,451      1,625     *
John W. Poduska..................................     10,052     *           6,671      3,381     *
John P. Rosenthal................................      1,669     *           1,108        561     *
Trust f/b/o Michael Roth u/w/o/ Annie Roth.......      3,353     *           2,225      1,128     *
Arthur Sarnoff...................................      3,353     *           2,225      1,128     *
Elizabeth Ann Sarnoff............................      1,676     *           1,112        564     *
Susan Lynn Sarnoff...............................      1,676     *           1,112        564     *
S.B. Enterprises.................................      8,115     *           2,655      5,460     *
Steven Sherman(3)................................    222,500     1.7        11,250    211,250     1.3
James H. Shirkey(5)..............................  1,092,345     8.2       265,000    827,345     5.1
Irwin W. Silverberg..............................      1,669     *           1,108        561     *
William D. Sims(6)...............................     39,258     *          10,000     29,258     *
US West Master Trust.............................    134,118     *          89,014     45,104     *
Joan Wessel......................................      1,676     *           1,112        564     *


- ---------------

  * Less than one percent
(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"). Includes shares of Common Stock which may be acquired upon the exercise of outstanding stock options and warrants within the next 60 days.

(2) Creditanstalt American Corporation, a wholly-owned subsidiary of Creditanstalt Bankverein, the Company's primary lender, acquired these shares of Common Stock upon the conversion of bank debt in December 1994 and the exercise of warrants in October 1995.


(3) In connection with its acquisition of Westec, the Company issued 245,000 shares of Common Stock to Sherman Capital Group L.L.C. ("Sherman Capital"), of which 200,000 shares were deposited into escrow. Mr. Sherman, a principal of Sherman Capital, will receive the escrowed shares over the next four years if Westec achieves certain levels of profitability during the period 1996 to 1999. In June 1996, Sherman Capital distributed an aggregate of 45,000 shares to each of Messrs. Sherman, Francis and Fitchet. Mr. Francis currently serves as Vice President of Sales for Westec.


(4) Messrs. O'Hara and Larsen, the President and Operations Manager of Westec, respectively, acquired these shares in connection with the Company's acquisition of Westec.


(5) Includes 520,970 shares which were pledged to the Company (the "Pledged Shares") and 477,981 shares which were escrowed (the "Escrowed Shares") in connection with the Company's acquisition of AIT. These shares will be released to Mr. Shirkey, the President and former sole shareholder of AIT, upon AIT's realization of certain levels of profitability during the period January 1, 1996 to June 30, 1997. Mr. Odom, in his capacity as Chairman and Chief Executive Officer of the Company, is entitled to vote all of the Pledged Shares and the Escrowed Shares.


(6) Mr. Sims is the Vice President and General Manager of AIT. Includes 23,325 shares of Common Stock which are held in an escrow established in connection with the Company's acquisition of AIT.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share ("Common Stock"), and 500,000 shares of non-voting Class B common stock, par value $.01 per share ("Class B Common Stock"). As of July 1, 1996, 13,287,420 shares of Common Stock were outstanding. No shares of Class B Common Stock are currently outstanding.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders. There is no cumulative voting with respect to the election of directors; accordingly, holders of a majority of the outstanding shares of Common Stock can elect all members of the Company's Board of Directors, and holders of the remaining shares by themselves cannot elect any member of the Board.

     The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Credit Facility contains restrictions limiting the ability of the Company to pay cash dividends. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.

DELAWARE BUSINESS COMBINATION STATUTE

     Section 203 of the Delaware General Corporation Law (the "DGCL") provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares), or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. The Company has not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring the Company to negotiate in advance with its Board of Directors, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested shareholder. Such provisions also may have the effect of preventing changes in the management of the Company. It is possible that such provisions could make it more difficult to accomplish transactions which the Company stockholders may otherwise deem to be in their best interests.

LIABILITY OF DIRECTORS

     The Company's Restated Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by the DGCL as amended from time to time, for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, which concerns unlawful payments of dividends, stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Neither the amendment nor repeal of such provision will eliminate or reduce the effect of such provision in respect of any matter occurring, or any cause of action, suit or claim, that, but for such provision, would accrue or arise prior to such amendment or repeal.

TRANSFER AGENT

     The transfer agent for the Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 16,287,420 shares of Common Stock (16,887,420 shares of Common Stock assuming the Underwriters' over-allotment option is exercised in full). All of these shares are freely tradeable without restriction or further registration under the Securities Act, except for (i) shares acquired in the Offering by "affiliates" of the Company (defined in Rule 144 under the Securities Act as a person who directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, the Company); (ii) 3,993,387 shares subject to certain lock-up arrangements with the Underwriters as described below (of which 2,215,740 are "restricted securities"); (iii) 597,246 shares issued in connection with the Comtech Acquisition, 211,765 of which are held in escrow and 385,481 of which are subject to a lock-up arrangement with the Company as described below; and (iv) 1,998,489 additional shares which may be sold only pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder or pursuant to Rule 144 promulgated under the Securities Act. Certain of the Company's existing stockholders, holding in the aggregate 2,754,373 shares of Common Stock, also have "piggy-back" registration rights in connection with future offerings of Common Stock.


     In general, under Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities," as defined in Rule 144, for at least two years, including "affiliates" of the Company, would be entitled to sell within any three-month period that number of shares that does not exceed the greater of (i) 1% of the number of shares of Common Stock then outstanding or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales pursuant to Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Affiliates may sell shares not constituting restricted securities only in accordance with the foregoing volume limitations and other restrictions but without regard to the two year holding period. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. The Company is unable to estimate the number of shares that will be sold under Rule 144 since this will depend in part on the market price for the Common Stock, the personal circumstances of the holders of such shares and other factors.

     The Commission has proposed reducing the initial Rule 144 holding period to one year and the Rule 144(k) holding period to two years. There can be no assurance as to when or whether such rule changes will be enacted. If enacted, such modifications will have a material effect on the times when shares of the Common Stock become eligible for resale.

     The Company, each of its directors and executive officers, the Selling Stockholders and all holders of 5% or more of the shares of Common Stock after the Offering have agreed not to offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock (except for any shares offered hereby) or securities convertible into or exchangeable for Common Stock for 180 days after the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, Inc. on behalf of the Underwriters.


     In connection with the Comtech Acquisition, the Comtech shareholders agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, 385,481 shares of Common Stock issued in connection therewith or any security convertible into or exchangeable therefor, either publicly or privately, until December 16, 1996 without the prior consent of the Company. After such date, these shares (other than 320,786 shares held by affiliates, which will be subject to the volume limitations of Rule 144 described above) will be freely tradeable without restriction or further registration under the Securities Act.

     No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the prevailing market price of the Common Stock. Sales of substantial amounts of the Common Stock in the public market, or the perception that such sales might occur, could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, Inc., Wheat, First Securities, Inc. and Interstate/Johnson Lane Corporation are acting as representatives, have severally agreed to purchase from the Company and the Selling Stockholders, and the Company and the Selling Stockholders have agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names below:

                                                                                 NUMBER
                                   UNDERWRITER                                  OF SHARES
    --------------------------------------------------------------------------  ---------
    The Robinson-Humphrey Company, Inc. ......................................
    Wheat, First Securities, Inc. ............................................
    Interstate/Johnson Lane Corporation.......................................
                                                                                ---------
              Total...........................................................  4,000,000
                                                                                 ========

     The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby (other than the shares subject to the Underwriters' over-allotment option) if any are purchased.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not
in excess of $     per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per share to certain other brokers.
After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an additional 600,000 shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table, bears to the 4,000,000 shares of Common Stock offered hereby.


     The Company, each of its directors and executive officers, the Selling Stockholders and all holders of 5% or more of the shares of Common Stock after the Offering have agreed not to offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock (except for any shares offered hereby) or securities convertible into or exchangeable for Common Stock for 180 days after the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, Inc. on behalf of the Underwriters.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against, and to contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act.

     In connection with the Offering, certain underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), during the two business day period before commencement of offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     Rogers & Hardin, Atlanta, Georgia, counsel to the Company, has rendered an opinion that the shares of Common Stock offered hereby, when issued, delivered and paid for in accordance with the terms of the Underwriting Agreement, will be duly and validly issued, fully paid and nonassessable. Hunton & Williams, Richmond, Virginia, has served as counsel to the Underwriters in connection with the Offering.

                                    EXPERTS

     The consolidated financial statements of World Access, Inc., f/k/a Restor Industries, Inc., as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Comtech Sunrise, Inc. for the year ended December 31, 1995 incorporated in this Prospectus by reference have been so incorporated in reliance on the report of Tedder, Grimsley & Company, P.A., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and the rules and regulations promulgated thereunder and, in accordance therewith, regularly files reports, proxy and information statements and other information with the Commission. These reports, proxy statements and other filed information can be inspected and copied or obtained by mail upon payment of the Commission's prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Common Stock is included in the Nasdaq National Market, and certain of the Company's registration statements, reports, proxy and information statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments thereto, called the "Registration Statement") of which this Prospectus constitutes a part, under the Securities Act and the rules and regulations promulgated thereunder. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement, including the exhibits thereto, for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents; when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement and the exhibits and schedules thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents have been filed with the Commission by the Company and are hereby incorporated by reference into this Prospectus: (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (File No. 1-13582); (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, as amended by Form 10-Q/A which was filed with the Commission on June 24, 1996; (iii) the Company's Current Report on Form 8-K filed on June 19, 1996; and (iv) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission pursuant to Section 12 of the Exchange Act. All other documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and shall be a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any document incorporated herein by reference (not including exhibits to documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the document that this Prospectus incorporates). Requests should be directed to Mr. Mark A. Gergel, Vice President and Chief Financial Officer, World Access, Inc., 4501 Vineland Road, Orlando, Florida 32811.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996.......  F-3
Consolidated Statements of Operations for the years ended December 31, 1993, 1994 and
  1995 and for the three months ended March 31, 1995 and 1996.........................  F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended
  December 31, 1993, 1994 and 1995 and for the three months ended March 31, 1996......  F-5
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995 and for the three months ended March 31, 1995 and 1996.........................  F-6
Notes to Consolidated Financial Statements............................................  F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of World Access, Inc.,

     In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of World Access, Inc., formerly known as Restor Industries, Inc., at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Orlando, Florida
March 29, 1996

                      WORLD ACCESS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                     -----------------------------    MARCH 31,
                                                         1994             1995           1996
                                                     ------------     ------------   ------------
                                                                                     (UNAUDITED)
                                             ASSETS
Current Assets
  Cash and equivalents.............................  $    753,264     $  1,886,819   $  2,083,293
  Accounts receivable..............................     2,553,380        9,648,817     10,081,971
  Inventories......................................     2,244,355        4,549,721      6,832,668
  Notes receivable from stockholders...............            --        3,879,728             --
  Unbilled revenue under customer contract.........            --          379,333        379,333
  Prepaid expenses and other current assets........       170,378          309,034        385,214
                                                     ------------     ------------   ------------
          Total Current Assets.....................     5,721,377       20,653,452     19,762,479
Property and equipment.............................     2,724,978        2,062,749      2,292,594
Intangible assets..................................       325,730        5,084,184      6,420,853
Other assets.......................................       170,485          714,848        884,980
                                                     ------------     ------------   ------------
          Total Assets.............................  $  8,942,570     $ 28,515,233   $ 29,360,906
                                                      ===========      ===========    ===========
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Short-term debt..................................  $    211,598     $  5,385,220   $  2,406,933
  Accounts payable.................................     2,399,205        3,648,734      3,764,365
  Accrued payroll and benefits.....................       272,724          731,659        897,078
  Other accrued liabilities........................       570,688          665,585        962,986
                                                     ------------     ------------   ------------
          Total Current Liabilities................     3,454,215       10,431,198      8,031,362
Long-term debt.....................................     4,328,438        3,750,000      3,600,000
                                                     ------------     ------------   ------------
          Total Liabilities........................     7,782,653       14,181,198     11,631,362
                                                     ------------     ------------   ------------
Stockholders' Equity
  Common stock, $.01 par value, 20,000,000 shares
     authorized, 6,918,272, 12,558,279 and
     13,221,295 shares issued and outstanding at
     December 31, 1994 and 1995, and March 31,
     1996, respectively............................        69,182          125,583        132,214
  Capital in excess of par value...................    14,776,433       27,641,543     29,883,019
  Note receivable from affiliate...................            --         (919,836)      (982,752)
  Accumulated deficit..............................   (13,685,698)     (12,513,255)   (11,302,937)
                                                     ------------     ------------   ------------
          Total Stockholders' Equity...............     1,159,917       14,334,035     17,729,544
                                                     ------------     ------------   ------------
          Total Liabilities and Stockholders'
            Equity.................................  $  8,942,570     $ 28,515,233   $ 29,360,906
                                                      ===========      ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                THREE MONTHS ENDED
                                            YEAR ENDED DECEMBER 31,                  MARCH 31,
                                    ---------------------------------------   -----------------------
                                       1993          1994          1995          1995         1996
                                    -----------   -----------   -----------   ----------   ----------
                                                                                    (UNAUDITED)
Sales of products.................  $ 3,320,374   $ 2,776,094   $17,383,904   $1,555,810   $8,354,310
Service revenues..................   12,440,962    12,507,302    12,754,585    3,063,845    4,038,935
                                    -----------   -----------   -----------   ----------   ----------
  Total Sales.....................   15,761,336    15,283,396    30,138,489    4,619,655   12,393,245
                                    -----------   -----------   -----------   ----------   ----------
Cost of products sold.............    2,514,044     2,195,588    12,657,218    1,073,911    6,214,844
Cost of services..................   10,642,505    11,111,942    11,118,411    2,711,135    3,403,141
                                    -----------   -----------   -----------   ----------   ----------
  Total Cost of Sales.............   13,156,549    13,307,530    23,775,629    3,785,046    9,617,985
                                    -----------   -----------   -----------   ----------   ----------
  Gross Profit....................    2,604,787     1,975,866     6,362,860      834,609    2,775,260
Engineering and development.......      502,686       580,917       577,299      142,334      176,495
Selling, general and
  administrative..................    2,949,202     2,657,710     3,124,559      556,931    1,277,061
Amortization of goodwill..........       95,695        29,776       157,394        4,812      111,172
Special charges...................      725,000            --       980,000           --           --
                                    -----------   -----------   -----------   ----------   ----------
  Total Operating Expenses........    4,272,583     3,268,403     4,839,252      704,077    1,564,728
                                    -----------   -----------   -----------   ----------   ----------
  Operating Income (Loss).........   (1,667,796)   (1,292,537)    1,523,608      130,532    1,210,532
Interest expense..................      422,434       523,011       493,797      126,304      103,005
Debt conversion costs.............           --        80,109            --                        --
Interest and other income.........      (30,247)      (13,071)     (142,632)      (6,538)    (102,791)
                                    -----------   -----------   -----------   ----------   ----------
  Income (Loss) from Continuing
     Operations...................   (2,059,983)   (1,882,586)    1,172,443       10,766    1,210,318
Net loss from discontinued
  operations......................      (60,337)           --            --           --           --
                                    -----------   -----------   -----------   ----------   ----------
  Net Income (Loss)...............  $(2,120,320)  $(1,882,586)  $ 1,172,443   $   10,766   $1,210,318
                                     ==========    ==========    ==========    =========    =========
Net Income (Loss) Per Common Share:
  Primary:
     Continuing operations........  $      (.54)  $      (.41)  $       .13   $       --   $      .09
     Discontinued operations......         (.02)           --            --           --           --
                                    -----------   -----------   -----------   ----------   ----------
     Net Income (Loss)............  $      (.56)  $      (.41)  $       .13   $       --   $      .09
                                     ==========    ==========    ==========    =========    =========
  Assuming Full Dilution:
     Continuing operations........  $      (.54)  $      (.41)  $       .12   $       --   $      .09
     Discontinued operations......         (.02)           --            --           --           --
                                    -----------   -----------   -----------   ----------   ----------
     Net Income (Loss)............  $      (.56)  $      (.41)  $       .12   $       --   $      .09
                                     ==========    ==========    ==========    =========    =========
Weighted Average Shares Outstanding:
  Primary.........................    3,764,577     4,630,895     8,690,563    6,277,385   13,548,727
                                     ==========    ==========    ==========    =========    =========
  Assuming Full Dilution..........    3,764,577     4,630,895     9,083,260    6,277,385   13,548,727
                                     ==========    ==========    ==========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                     CAPITAL IN          NOTE
                                          COMMON      EXCESS OF       RECEIVABLE      ACCUMULATED
                                          STOCK       PAR VALUE     FROM AFFILIATE      DEFICIT          TOTAL
                                         --------    -----------    --------------    ------------    -----------
Balance at January 1, 1993.............  $ 28,946    $ 8,261,321      $       --      $ (9,682,792)   $(1,392,525)
Net loss...............................                                                 (2,120,320)    (2,120,320)
Issuance of 810,399 shares in private
  placement, net of expenses...........     8,104      1,109,194                                        1,117,298
Issuance of 798,844 shares upon
  conversion of debentures.............     7,989      2,540,631                                        2,548,620
Issuance of 200,000 shares upon
  conversion of customer deposit.......     2,000        298,000                                          300,000
Issuance of 115,349 shares for stock
  options and other transactions.......     1,154         63,255                                           64,409
Receipt of 77,777 shares upon sale of
  50% interest in ATC..................      (778)      (174,222)                                        (175,000)
                                         --------    -----------    --------------    ------------    -----------
Balance at December 31, 1993...........    47,415     12,098,179              --       (11,803,112)       342,482
Net loss...............................                                                 (1,882,586)    (1,882,586)
Issuance of 1,656,000 shares in private
  placements, net of expenses..........    16,560      1,953,440                                        1,970,000
Issuance of 93,634 shares upon
  conversion of debentures.............       936        196,217                                          197,153
Issuance of 344,000 shares upon
  conversion of bank debt..............     3,440        401,560                                          405,000
Issuance of 48,578 shares for stock
  options and other transactions.......       486         73,357                                           73,843
Issuance of 34,567 shares for matching
  contribution to 401K plan............       345         53,680                                           54,025
                                         --------    -----------    --------------    ------------    -----------
Balance at December 31, 1994...........    69,182     14,776,433              --       (13,685,698)     1,159,917
Net income.............................                                                  1,172,443      1,172,443
Issuance of 2,583,988 shares for stock
  warrants and options.................    25,840      6,703,561                                        6,729,401
Issuance of 1,181,770 shares in private
  placement, net of expenses...........    11,818      2,857,607                                        2,869,425
Issuance of 1,351,603 shares for AIT
  acquisition..........................    13,516      2,259,902                                        2,273,418
Issuance of 517,050 shares for Westec
  acquisition..........................     5,171      1,023,279                                        1,028,450
Loans to affiliate.....................                                 (919,836)                        (919,836)
Issuance of 5,596 shares for matching
  contribution to 401K plan............        56         20,761                                           20,817
                                         --------    -----------    --------------    ------------    -----------
Balance at December 31, 1995...........   125,583     27,641,543        (919,836)      (12,513,255)    14,334,035
(Unaudited):
Net income.............................                                                  1,210,318      1,210,318
Issuance of 562,365 shares for Comtech
  acquisition..........................     5,624      2,082,494                                        2,088,118
Loans to affiliate.....................                                  (62,916)                         (62,916)
Issuance of 99,488 shares for stock
  options and warrants.................       995        149,248                                          150,243
Issuance of 1,163 shares for matching
  contribution to 401K plan............        12          9,734                                            9,746
                                         --------    -----------    --------------    ------------    -----------
Balance at March 31, 1996..............  $132,214    $29,883,019      $ (982,752)     $(11,302,937)   $17,729,544
                                         =========   ============   ============      =============   ============

   The accompanying notes are an integral part of these financial statements.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,                     MARCH 31,
                                                   -----------------------------------------    --------------------------
                                                      1993           1994           1995           1995           1996
                                                   -----------    -----------    -----------    -----------    -----------
                                                                                                       (UNAUDITED)
Cash Flows From Operating Activities:
Net income (loss)...............................   $(2,120,320)   $(1,882,586)   $ 1,172,443    $    10,766    $ 1,210,318
Adjustments to reconcile net income (loss) to
  net cash used by operating activities:
  Depreciation and amortization.................     1,009,525        966,168        894,484        246,195        309,632
  Provision for inventory reserves..............       144,200        353,855        162,345         22,500         41,250
  Provision for bad debts.......................        24,608        160,000          7,568          6,000         18,300
  Stock contributed to employee benefit plan....            --         52,877         19,317          6,000          6,825
  Special charges...............................       571,117       (312,233)       823,714             --             --
  Debt conversion costs.........................            --         80,109             --             --             --
  Changes in operating assets and liabilities,
    net of effects from businesses acquired:
    Accounts receivable.........................       919,798     (1,188,911)    (6,809,851)      (270,945)      (297,023)
    Inventories.................................       702,501       (155,063)    (1,627,479)      (268,921)    (2,007,482)
    Unbilled revenue under customer contract....            --             --       (379,333)            --             --
    Accounts payable............................    (1,452,515)       649,938        177,090        282,220        (39,026)
    Other assets and liabilities................      (719,306)         3,450       (629,286)       (41,419)      (406,958)
                                                   -----------    -----------    -----------    -----------    -----------
  Net Cash Used By Operating Activities.........      (920,392)    (1,272,396)    (6,188,988)        (7,604)    (1,164,164)
                                                   -----------    -----------    -----------    -----------    -----------
Cash Flows From Investing Activities:
Acquisition of businesses.......................            --             --       (649,769)            --        222,860
Loans to affiliate..............................            --             --     (1,502,336)            --        519,584
Expenditures for property and equipment.........      (584,289)      (239,741)      (279,571)       (62,062)      (165,992)
Prepaid rent on equipment lease.................            --             --       (255,544)      (219,992)         1,907
Net proceeds from sales of discontinued
  operations....................................       803,046         25,000             --             --             --
Debt issue costs................................            --             --             --             --        (56,546)
Other...........................................            --             --             --             --        (62,859)
                                                   -----------    -----------    -----------    -----------    -----------
  Net Cash From (Used By) Investing
    Activities..................................       218,757       (214,741)    (2,687,220)      (282,054)       458,954
                                                   -----------    -----------    -----------    -----------    -----------
Cash Flows From Financing Activities:
Net proceeds from private equity offerings......     1,117,298      1,850,000      2,835,000             --             --
Issuance of short-term debt.....................            --        340,000      5,426,152             --      2,500,000
Short-term debt repayments......................      (412,281)      (288,490)    (1,087,596)      (173,814)    (5,628,287)
Issuance of long-term debt......................        26,656             --             --             --             --
Long-term debt repayments.......................       (70,000)      (322,935)      (125,000)       (30,000)            --
Proceeds from exercise of stock warrants and
  options.......................................        48,409         37,293      2,961,207         80,913      4,029,971
                                                   -----------    -----------    -----------    -----------    -----------
  Net Cash From (Used By) Financing
    Activities..................................       710,082      1,615,868     10,009,763       (122,901)       901,684
                                                   -----------    -----------    -----------    -----------    -----------
  Increase (Decrease) in Cash and Equivalents...         8,447        128,731      1,133,555       (412,559)       196,474
  Cash and Equivalents at Beginning of Period...       616,086        624,533        753,264        753,264      1,886,819
                                                   -----------    -----------    -----------    -----------    -----------
  Cash and Equivalents at End of Period.........   $   624,533    $   753,264    $ 1,886,819    $   340,705    $ 2,083,293
                                                   ===========    ===========    ===========    ===========    ===========
Supplemental Schedule of Noncash Financing and
  Investing Activities:
Conversion of debt to common stock..............   $ 2,548,620    $   540,000
Conversion of bridge loan to common stock.......                      120,000
Receipt of common stock upon sale of ATC........       175,000
Conversion of customer deposit to common
  stock.........................................       300,000
Issuance of common stock for stockholder
  notes.........................................                                 $ 3,828,194
Issuance of common stock for businesses
  acquired......................................                                   3,301,868                   $ 2,088,118
Reduction in note receivable from affiliate to
  recognize contingent purchase price earned....                                     582,500
Issuance of common stock for commissions on
  private placement.............................                                      34,425

   The accompanying notes are an integral part of these financial statements.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A:  GENERAL

  Nature of Business

     World Access, Inc., formerly known as Restor Industries, Inc. and its three wholly owned subsidiaries (the "Company") operate in one business segment as a provider of systems, products and services to the global telecommunications marketplace. The Company develops, manufactures and markets wireline and wireless switching, transmission and access products primarily for the United States, Caribbean Basin and Latin American telecommunications markets. The Company's products allow telecommunications service providers to build and upgrade their central office and outside plant networks in order to provide a wide array of voice, data and video services to their business and residential customers. The Company offers digital switches, intelligent multiplexers, protection switching equipment, digital loop carriers, microwave and millimeterwave radio equipment and other wireless communications products. The products offered by the Company include those manufactured by the Company as well as those manufactured by original equipment manufacturers ("OEM"). To support and complement its product sales, the Company also provides its customers with a broad range of design, manufacturing, testing, installation, repair and other value-added services.

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Restor-AIT, Inc., Westec Communications, Inc. and Comtech Sunrise, Inc. All material intercompany accounts and transactions are eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and current estimates of fair value may differ significantly from the amounts presented herein.

     The fair values of cash equivalents, accounts receivable, notes receivable from stockholders, accounts payable and accrued expenses approximate the carrying values due to their short-term nature. The fair values of long-term debt are estimated based on current market rates and instruments with the same risk and maturities and approximate the carrying value.

  Unaudited Financial Statements

     The consolidated financial statements as of March 31, 1996 and for the three months ended March 31, 1995 and 1996 have been prepared by the Company in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission regarding interim financial reporting, and on a basis consistent with the audited consolidated financial statements. In the opinion of management, the unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position of the Company and its

                      WORLD ACCESS, INC. AND SUBSIDIARIES
subsidiaries as of March 31, 1996, and the results of their operations and their cash flows for the three months ended March 31, 1995 and 1996. The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.

  Discontinued Operations

     In December 1992, the Company's Smart Phones division ceased operations as a part of a major restructuring program. During 1993 and 1994, the Company received net cash proceeds of $695,000 from the sale of the division's assets and the Company's 50 percent investment in Advanced Telecommunications Concepts Corp. ("ATC"), a pay telephone parts supplier located in Taiwan. Net sales and net loss for these discontinued operations in 1993 were $136,000 and ($60,337), respectively.

  Significant Customers

     A portion of the Company's total sales have been derived from significant customers. During 1993, two customers individually accounted for 17.6% and 10.8% of total sales. Four customers individually accounted for 18.5%, 13.6%, 12.3% and 11.2% of total sales in 1994. During 1995, two customers individually accounted for 22.7% and 15.1% of total sales. Two customers individually accounted for 25.9% and 10.8% of total sales for the three months ended March 31, 1996.

  Cash and Equivalents

     Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

  Accounts Receivable

     Accounts receivable are presented net of an allowance for doubtful accounts of $231,000 and $207,960 and $275,974 at December 31, 1994 and 1995 and March
31, 1996, respectively.

  Notes Receivable from Stockholders

     In October 1995, the Company received approximately $4.1 million in interest bearing notes receivable from stockholders in connection with the exercise of warrants (see "Note J"). As of March 29, 1996, the notes were paid in full.

  Earnings Per Share

     The computation of earnings per share is based on the weighted average number of outstanding common shares during the period plus, when their effect is dilutive, common stock equivalents consisting of shares subject to stock options and warrants. A total of 895,744 and 1,107,509 shares of common stock for the year ended December 31, 1995 and three months ended March 31, 1996, respectively, held in escrow from the Company's initial public offering (see "Note I") and the Westec and Comtech Mergers (see "Note C") have been excluded from the earnings per share calculations because the conditions for release of shares from escrow have not been satisfied.

  Reclassifications

     Certain items in the prior year financial statements have been reclassified to conform to the current presentation.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

NOTE B:  REVENUE RECOGNITION

     In general, revenues are recognized when the Company's products are shipped or services are rendered. Occasionally, the Company will enter into long-term contracts which may require special accounting treatment.

     In the third quarter of 1995, the Company, through its AIT subsidiary, entered into a contract to sell $5 million of telephone switching equipment to a U.S. customer who has been awarded a long-term concession to upgrade and operate telephone services in Madagascar. Payment terms consist of a $400,000 down payment received in July 1995, with the $4.6 million balance payable over 18 months beginning in early 1996. The contract included a $200,000 guarantee to the Company by a third party in the event of any contract default by the customer.

     The Company has elected to account for this contract using a form of the percentage of completion method. The first $600,000 of revenues are being recognized on a pro-rata basis as equipment is shipped. The remaining $4.4 million of revenues will be recognized as scheduled cash payments associated with the delivery of the equipment are received by the Company or when it becomes highly probable that such payments will be received. Equipment and other costs directly related to this contract are being charged to operations in proportion to the percentage of revenues recognized based on a ratio of estimated total contract costs to total contract revenues.

     During 1995, $335,000 of revenues were recognized for the Madagascar contract. As of December 31, 1995 and March 31, 1996, deferred contract costs amounted to $444,333. This amount, net of a $65,000 customer deposit not yet recorded as revenue, has been classified as Unbilled Revenue Under Customer Contract on the Company's balance sheet.

NOTE C:  ACQUISITIONS

  AIT Acquisition

     On May 17, 1995, the Company entered into an agreement to acquire AIT, Inc. ("AIT"), a Lakeland, Florida based provider of new and used Northern Telecom switching systems and related circuit boards to the telecommunications industry. On July 11, 1995, the transaction was completed in its final form whereby AIT was merged with and into Restor-AIT, Inc., a wholly-owned subsidiary of the Company (the "AIT Merger"). In connection with the AIT Merger, the sole stockholder of AIT received 685,970 restricted shares of the Company's common stock. These shares had an initial fair value of approximately $2.50 a share or $1.7 million.

     In July 1995, the Company loaned the sole stockholder of AIT $1.3 million in cash in connection with a $2,330,000 promissory note executed as an integral part of the merger agreement between the two companies. An additional $1,030,000 may be loaned to the stockholder as specific accounts receivable, notes receivable and inventories on AIT's May 17, 1995 balance sheet are collected and/or realized by the Company. As of December 31, 1995, the Company had loaned an aggregate of $1,502,336 to the stockholder. All borrowings under the promissory note, along with interest charged at an annual rate of six percent, are to be repaid to the Company on August 15, 1997, or earlier if certain contingent cash payments are earned by the stockholder in connection with AIT's gross profit performance. All loans to the stockholder under this promissory note are collateralized by 685,970 shares of the Company's common stock owned by the stockholder. As a result of this pledge agreement, the note receivable from the stockholder has been accounted for as a reduction of stockholders' equity.

     In addition to the 685,970 shares noted above, the sole stockholder of AIT was issued 637,308 restricted shares of the Company's common stock. These shares were immediately placed into escrow, and along with $2,330,000 in potential cash payments, may be released to the sole stockholder over a two year period ending

                      WORLD ACCESS, INC. AND SUBSIDIARIES

August 15, 1997 contingent upon the realization of predefined levels of gross profit from AIT's operations during this same period. To the extent cash consideration is paid, the sole stockholder will immediately be required to repay the equivalent amount of borrowings outstanding under the promissory note described above. Once repaid, the stockholder will not be entitled to reborrow such funds.

     Upon issuance, the 637,308 escrowed shares were valued by the Company at par value only, or $6,373. Once conditions for release from escrow have been met, the fair market value of the shares as measured at that time, along with any contingent cash payment earned, will be recorded as additional goodwill and stockholders' equity, respectively. The first measurement period for purposes of releasing escrowed shares and paying contingent cash consideration was May 17, 1995 to December 31, 1995. In reviewing AIT's gross profit performance as of September 30, 1995, the Company determined that it was highly probable that the conditions for release and payment for this first period would be met. Accordingly, 159,327 escrowed shares were accounted for as if released and $582,500 in contingent cash payments were accounted for as if paid as of September 30, 1995. The net effect of this accounting was to increase goodwill and stockholders' equity by approximately $1.1 million at September 30, 1995. These shares were released and payment was made on February 15, 1996.

     As part of the AIT Merger, the sole stockholder of AIT may also receive an additional $3.1 million in purchase price on August 15, 1997 contingent upon the realization of predefined levels of pre-tax income from AIT's operations during the periods of May 17, 1995 to June 30, 1996 and July 1, 1996 to June 30, 1997. This additional consideration may be paid, at the option of the Company, in the form of cash or restricted shares of the Company's common stock valued at the then current market prices. If earned, this future payment will be capitalized as additional goodwill and stockholders' equity.

     The acquisition of AIT has been accounted for using the purchase method of accounting. Accordingly, the results of AIT's operations have been included in the accompanying consolidated financial statements from May 17, 1995, the effective date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess of purchase price over the fair value of net assets acquired, currently estimated at approximately $3.6 million, has been recorded as goodwill and is being amortized over a 15 year period.

  Westec Acquisition

     On October 2, 1995, the Company entered into an agreement to acquire Westec Communications, Inc. ("Westec"), a Scottsdale, Arizona based provider of wireless systems and repair services to the cable television and telecommunications industries. On October 31, 1995, the transaction was completed in its final form whereby Westec was merged with and into Restor-Westec, Inc., a wholly-owned subsidiary of the Company (the "Westec Merger"). Restor-Westec, Inc. subsequently changed its name to Westec Communications, Inc. In connection with the Westec Merger, the sole stockholder of Westec received $550,000 and 272,050 restricted shares of the Company's common stock. These shares had an initial fair value of approximately $3.25 a share or $880,000.

     As part of the Westec merger agreement, the sole stockholder of Westec may also receive $1.0 million in additional purchase price contingent upon the realization of predefined levels of pre-tax income from Westec's operations during five calendar years beginning in 1996. This additional consideration may be paid, at the option of the Company, in the form of cash or restricted shares of the Company's common stock valued at the then current market prices. If earned, this future consideration will be capitalized as additional goodwill and stockholders' equity.


     In connection with the Westec Merger, the Company entered into a Compensation Agreement with Sherman Capital Group L.L.C. ("Sherman"), a merchant banking firm that had a pre-existing letter of intent to acquire Westec. Pursuant to the Compensation Agreement, Sherman received $100,000 and 45,000

                      WORLD ACCESS, INC. AND SUBSIDIARIES
restricted shares of the Company's common stock. These shares had an initial fair value of approximately $3.25 per share or $150,000. The compensation paid to Sherman will be accounted for as part of the purchase price of Westec. In addition, 200,000 restricted shares of the Company's common stock were placed in escrow and may be released to Sherman in installments over a four year period on February 15 of each year beginning on February 15, 1997, contingent upon the realization of predefined levels of pre-tax income from Westec's operations. Upon issuance, the 200,000 escrowed shares were valued by the Company at par value only, or $2,000. Once conditions for release from escrow have been met, the fair market value of the shares as measured at that time will be recorded as additional goodwill and stockholders' equity.

     The acquisition of Westec has been accounted for using the purchase method of accounting. Accordingly, the results of Westec's operations have been included in the accompanying consolidated financial statements from October 2, 1995, the effective date of acquisition. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess of purchase price over the fair value of net assets acquired, currently estimated at approximately $1.3 million, has been recorded as goodwill and is amortized over a 15 year period.

  Comtech Acquisition

     In February 1996, the Company entered into a letter of intent to acquire Comtech Sunrise, Inc. ("Comtech"), a Livermore, California based manufacturer of intelligent telecommunications access products such as T1 multiplexors and digital loop carrier equipment. In April 1996, a definitive agreement, plan of merger and irrevocable proxies were executed whereby Comtech will be merged with and into Restor-Comtech, Inc., a wholly owned subsidiary of the Company (the "Comtech Merger"). The consummation of the merger is expected to occur in June 1996, after a mandatory registration process is completed in the State of California.

     In connection with the Comtech Merger, the stockholders of Comtech are expected to receive approximately $300,000 in cash and 350,600 restricted shares of the Company's common stock. These shares have an initial fair value of approximately $6.00 a share or $2.1 million.

     In addition to the 350,600 shares noted above, the stockholders of Comtech will be issued 211,765 restricted shares of the Company's common stock (the "Escrowed Shares"). These shares will be placed in escrow, and along with $1.8 million in additional purchase price (the "Additional Consideration"), will be released and paid to the stockholders of Comtech contingent upon the realization of predefined levels of pre-tax income from Comtech's operations during three one-year periods beginning January 1, 1996. This Additional Consideration may be paid, at the option of the Company, in the form of cash or restricted shares of the Company's common stock valued at the then current market prices.

     Escrowed Shares were valued by the Company at par value only, or $2,118. Once conditions for release from escrow have been met, the fair market value of the shares as measured at that time, along with any Additional Consideration earned, will be recorded as additional goodwill and stockholders' equity, respectively.

     The acquisition of Comtech has been accounted for using the purchase method of accounting. Accordingly, the results of Comtech's operations have been included in the accompanying consolidated financial statements from January 1, 1996, the effective date of acquisition as defined in the definitive agreement and plan of merger. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values as of the date of acquisition. The excess of purchase price over the fair value of net assets acquired, currently estimated at approximately $1.5 million, has been recorded as goodwill and is being amortized over a 15 year period.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

  Pro Forma Results of Operations

     The following unaudited pro forma combined results of operations for the years ended December 31, 1994 and 1995 give effect to the AIT, Westec and Comtech Mergers as if they had occurred on January 1, 1994, after giving effect to certain adjustments including interest income and expense, amortization of goodwill, increased depreciation due to the adjusted basis of fixed assets acquired and elimination of intercompany sales. These unaudited pro forma combined results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which would have occurred had the acquisitions been in effect on the date indicated:

                                                                   1994            1995
                                                                -----------     -----------
                                                                        (UNAUDITED)
    Total sales...............................................  $26,438,000     $38,100,000
    Operating income (loss)...................................     (886,000)      2,190,000
    Net income (loss).........................................   (1,594,000)      1,755,000
    Net income (loss) per common share........................  $      (.26)    $       .17

NOTE D:  SPECIAL CHARGES

  1993 Charges

     During 1993, process changes were implemented throughout the Company to reduce costs, improve operational efficiencies, maintain high quality and ensure customer satisfaction. To address these areas, total restructuring charges of $725,000 or $(.19) per share were recorded in 1993 for the following:

          Estimated loss on remaining terms of facility leases...........  $173,000
          Write-off of building leasehold improvements...................   217,000
          Equipment and personnel relocation.............................    55,000
          Provision for excess inventory.................................   100,000
          Severance and benefits.........................................   160,000
          Bank loan restructuring fees and related legal costs...........    20,000
                                                                           --------
                                                                           $725,000
                                                                           ========

     In the second half of 1993, management recorded a one-time charge for the consolidation of its Florence, Kentucky and Ocoee, Florida circuit board repair operations into existing facilities in Orlando, Florida and South Bend, Indiana. The Florence and Ocoee facilities were closed in December 1993. These plant closings and consolidations were initiated to reduce the overhead costs of the Company's circuit board repair operations due to declining revenues.

     The Company's lease agreements for its Florence and Ocoee facilities were scheduled to expire in August and November 1995, respectively. As part of the 1993 restructuring charge, an estimate of the termination cost for these leases was included. In addition, the remaining net book value for leasehold improvements for these facilities were written down to zero as part of the restructuring. During 1994, the Company entered into agreements with both landlords that terminated these leases early. The costs incurred for 1994 rent and cancellation fees negotiated as part of these two agreements approximated the amount included in the 1993 restructuring charge.

     In addition to the rent and leasehold improvement charges, additional restructuring charges associated with the consolidation of facilities included the costs incurred in connection with personnel relocation, equipment relocation, rearrangement of the Orlando facility, severance benefits for terminated employees and a provision for excess inventories.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

     The nature of the Company's circuit board repair business, i.e. average repair turnaround time to customers of approximately two weeks, required the Company to maintain minimum levels of inventory at each of its repair facilities. As the Company's repair operations are now primarily conducted at one facility instead of three, excess inventory was considered a cost of the facility consolidation program.

  1995 Charges

     In the second quarter of 1995, the Company recorded a one-time special charge of $980,000 or $(.11) per share for the following items:

          Write-down of test equipment and related tooling...............  $675,000
          Consolidation of repair operations.............................    95,000
          Retirement benefits, search and relocation costs for Chief
            Executive Officer............................................   150,000
          Other..........................................................    60,000
                                                                           --------
                                                                           $980,000
                                                                           ========

     As a result of the significant decline in circuit board repair revenues experienced by the Company in recent years, the shift in strategic focus to new digital repair services and programs offered by the Company in 1995, the acquisition of AIT and other market considerations, the Company elected to significantly write-down the net book value of certain assets related to repair operations by $675,000. These assets primarily represent test equipment, tooling, dies and diagnostic programs for the repair of analog telecommunications equipment. All of these assets were capitalized in 1988 to 1990 in connection with acquisitions made by the Company.

     In addition to the write-down of selected repair assets, a $95,000 charge was recorded to provide for the estimated costs of further consolidating the Company's Beaverton, Oregon repair operations into its Orlando, Florida facility. This charge consists of severance benefits, equipment relocation, lease termination and other costs related to the consolidated plan.

     In June 1995, the Company's President and Chief Executive Officer elected to retire. In connection with his retirement, the Company's Board of Directors elected to award approximately $100,000 in retirement benefits consisting primarily of salary and health care insurance through February 1996. An additional provision of $50,000 was also charged to operations for the estimated search and relocation costs expected to be incurred in hiring a replacement.

  General

     As of March 31, 1996, $61,900 remains as a liability for the unexpended portion of the above special charges. This liability consists of approximately $17,500 related to plant consolidations and $44,400 for CEO relocation costs.

NOTE E:  INVENTORIES

     Inventories are stated at the lower of cost or market as determined primarily on a first-in, first-out basis. To address obsolete and slow moving inventories and related market valuation adjustments, the Company charged to operations for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 approximately $144,000, $354,000, $162,000,
$22,500 and $41,250, respectively.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

     Inventories consist of the following:

                                                       DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                           1994           1995           1996
                                                       ------------   ------------   ------------
                                                                                     (UNAUDITED)
     Switching systems, frames and related circuit
       boards........................................   $   39,321     $2,127,653     $4,236,032
     Electronic components...........................    1,463,503      1,595,281      1,730,932
     Pay telephone parts.............................      228,716        346,978        402,155
     Work in progress................................      388,610        307,438        238,388
     Other finished goods............................      124,205        172,371        225,161
                                                       ------------   ------------   ------------
                                                        $2,244,355     $4,549,721     $6,832,668
                                                        ==========     ==========     ==========

NOTE F:  PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost, less accumulated depreciation as computed using the straight-line method. Leasehold improvements are depreciated over their remaining estimated lease term. Estimated lives for other depreciable assets range from three to eight years.

     Property and equipment consist of the following:

                                                       DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                           1994           1995           1996
                                                       ------------   ------------   ------------
                                                                                     (UNAUDITED)
     Leasehold improvements..........................   $  493,849     $  557,308     $  570,618
     Technical equipment and software................    5,172,025      5,679,692      5,960,113
     Office equipment................................      738,276        847,800        950,221
     Vehicles........................................       51,691         70,095         84,975
                                                       ------------   ------------   ------------
                                                         6,455,841      7,154,895      7,565,927
     Accumulated depreciation........................   (3,730,863)    (5,092,146)    (5,273,333)
                                                       ------------   ------------   ------------
                                                        $2,724,978     $2,062,749     $2,292,594
                                                        ==========     ==========     ==========

     The Company leases various facilities and equipment under operating leases. Future minimum payments under noncancelable operating leases with initial or remaining terms of more than one year are approximately: 1996 -- $1,075,000; 1997 -- $868,000; 1998 -- $614,000; and 1999 -- $122,000.

     In March 1995, the Company entered into a four year agreement to lease approximately $1 million of new surface mount assembly and automated testing equipment. The new equipment became fully operational in the third quarter of 1995 and the lease was declared effective at that time. As part of the lease agreement, the Company paid approximately $220,000 as a first payment and $24,000 for a security deposit which will be returned after the 18th month of the lease. The remaining 47 payments approximate $24,000 for months two through 25 and $10,000 for months 26 through 48. The transaction has been accounted for as an operating lease with approximately $25,000 in monthly rent expense charged to operations on a straight-line basis over a 46 month period beginning in August 1995. Other Assets on the March 31, 1996 balance sheet include approximately $253,000 in prepaid rent for this lease agreement.

     Total rental expense under operating leases for the years ended December 31, 1993, 1994, and 1995 and the three months ended March 31, 1995 and 1996 was approximately $530,000, $568,000, $670,000, $154,000 and $310,000, respectively, exclusive of property taxes, insurance and other occupancy costs generally payable by the Company.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

NOTE G:  INTANGIBLE ASSETS

     Intangible assets consist entirely of goodwill from acquisitions as follows:

                                                        DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                            1994           1995          1996
                                                        ------------   ------------   -----------
                                                                                      (UNAUDITED)
    AIT...............................................    $     --      $3,639,812      3,639,812
    Westec............................................          --       1,276,035      1,276,035
    Comtech...........................................          --              --      1,447,841
    Other.............................................     384,902         384,902        384,902
                                                        ------------   ------------   -----------
                                                           384,902       5,300,749      6,748,590
         Accumulated amortization.....................     (59,172)       (216,565)      (327,737)
                                                        ------------   ------------   -----------
                                                          $325,730      $5,084,184    $ 6,420,853
                                                        ==========      ==========      =========

     Net intangible assets are being amortized on a straight-line basis over their estimated lives of 15 years. The Company reviews the net book value of intangible assets on a regular basis, and if deemed necessary, charges are recorded against current operations for any impairment in the value of these assets. No significant impairment charges have been recorded to date. Intangible assets are removed from the books when fully amortized.

NOTE H:  DEBT

  Summary

     Debt consists of the following:

                                                       DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                           1994           1995           1996
                                                       ------------   ------------   ------------
                                                                                     (UNAUDITED)
    Revolving credit loans payable to bank...........   $       --     $4,926,142    $  2,000,000
    Term loan payable to bank........................    4,355,500      4,200,500       4,000,000
    Other notes payable..............................      184,536          8,578           6,933
                                                       ------------   ------------   ------------
    Total debt.......................................    4,540,036      9,135,220       6,006,933
    Amount due within one year.......................     (211,598)    (5,385,220)     (2,406,933)
                                                       ------------   ------------   ------------
    Long-term debt...................................   $4,328,438     $3,750,000    $  3,600,000
                                                        ==========     ==========      ==========

     Interest paid for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996 was $509,242, $480,395, 507,020,
$134,400 and $131,000, respectively.

  Bank Debt

     In May 1992, the Company entered into an agreement with a large European bank for a five and one-half year, $6 million credit facility, consisting of a $1.5 million term loan and a $4.5 million revolving credit facility. The facility required the Company to issue to the bank warrants to purchase 225,000 shares of common stock, or non-voting Class B common stock convertible into common stock, at $9.375 per share.

     In April 1993, in connection with a December 1992 restructuring program, the bank agreement was amended to reduce the total facility to the December 31, 1992 outstanding balance of $5,503,435. The amount outstanding from the revolving credit facility was converted into a term loan due in November 1997. As consideration for the renewed commitment, the Company issued the bank an additional 75,000 warrants to purchase common stock at its then current market price of $2.06 per share, repriced the existing 225,000 warrants at $2.06 per share and agreed to a one point increase in interest rates. In addition, the Company

                      WORLD ACCESS, INC. AND SUBSIDIARIES
made principal payments of $370,000 to the bank out of proceeds received from asset sales and a private equity offering.

     At December 31, 1993, the Company was in violation of several financial covenants established by the bank. In March 1994, the bank agreed to waive all preexisting covenant violations and restructure future financial covenants to more favorable terms, subject to the execution of a $250,000 bridge loan from the Company's major stockholder. At the same time, the repayment schedule of the term loan was amended to defer all scheduled 1994 principal payments and $175,000 of the $400,000 due in 1995. In consideration for the renewed commitment, the Company issued the bank an additional 60,000 warrants to purchase common stock at its then current market price of $1.25 per share, repriced the existing 300,000 warrants at $1.25 per share and agreed to a one point increase in interest rates.

     In connection with a December 1994 private offering completed by the Company, the bank again waived all preexisting covenant violations, reduced 1995 scheduled principal payments from $225,000 to $125,000 and restructured certain financial covenants to more favorable terms. As part of the new agreement, the Company made a $225,000 principal prepayment to the bank and the bank converted $430,000 of debt into shares of the Company's common stock at its then current market price of $1.25 per share.

     In July 1995, the Company received a new $2 million revolving line of credit from the bank through November 1997. Borrowings under the line are subject to a borrowing base and, along with the existing term loan, are secured by a first lien on all the assets of the Company. The amendment reinstated a Libor based rate option that has allowed the Company to reduce its current interest rate on the term loan. In consideration for the line of credit and amended terms, the Company paid the bank a $30,000 origination fee and issued the bank warrants to purchase 100,000 shares of the Company's common stock at its then current market price of $3.82 per share on or prior to October 31, 1999.

     In October 1995, the bank paid the Company $832,000 to exercise all 460,000 warrants (see "Note J").

     In December 1995, the Company and the bank amended the credit agreement temporarily increasing the revolving line of credit to $5 million until February 1, 1996. In March 1996, the agreement was further amended to permanently increase the revolving line of credit to $6 million, reduce the interest rate by one point and extend the bank's commitment until March 2001. The existing term loan, originally scheduled to mature in November 1997, was replaced with a new $4 million term loan requiring escalating quarterly payments through March 2001. The bank agreement contains covenants pertaining to financial ratios, restrictions on dividends and limitations on additional debt and the disposition of Company assets.

     Aggregate maturities of long-term debt are as follows: 1997 -- $600,000; 1998 -- $800,000; 1999 -- $1,000,000; 2000 -- 1,000,000; 2001 -- $350,000.

     Interest on the new bank facility is set at prime plus 1 1/4% or Libor plus 2 1/2%, at the option of the Company. As of March 29, 1996, the interest rate on all bank debt was approximately 8%.

  Subordinated Debentures

     As an integral part of the Company's December 1992 restructuring and its new commitment from the bank, the holders of 8 1/2% and 4% subordinated debentures convertible into common stock at $4.60 and $4.80 per share, respectively, were offered a reduced price of $2.06 per share to convert their debentures into shares of the Company's common stock. In March 1993, all but $110,000 of the debentures were converted into common stock at the reduced price.

     In December 1994, the remaining $110,000 of 8 1/2% debentures were converted into shares of the Company's common stock at a reduced price of $1.25 per share. In connection with the incremental shares issued, a debt conversion expense and a credit to stockholders' equity of $80,109 was recorded.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

  Bridge Loan From Major Stockholder

     In March 1994, the Company executed a $250,000 note payable to its major stockholder, the Geocapital Funds. The note had a maturity date of September 30, 1994 and required monthly interest payments at prime plus 2 1/2%. In May 1994, $120,000 of the note was converted into common stock at $1.25 per share and the $130,000 remaining balance was repaid out of proceeds from a private equity offering. As additional consideration for the bridge loan, the Geocapital Funds were issued 39,200 warrants to purchase common stock of the Company at its then current market price of $1.25 per share on or prior to October 31, 1999. In October 1995, the Geocapital Funds exercised these warrants (see "Note J").

NOTE I:  STOCKHOLDERS' EQUITY

     In connection with the Company's initial public offering in August 1991, all of the existing holders of the Company's common stock and holders of options, except non-management employees, placed in escrow simultaneous with the effective date of the Company's registration statement on Form S-18 an aggregate of 672,419 shares of common stock and options to purchase 88,770 shares of common stock (78,663 of these options have subsequently lapsed). While in escrow and to the extent outstanding, such stockholders will continue to vote their respective escrow shares, however, the escrow shares are not assignable or transferable. The escrow shares will be released from escrow if (1) the average closing price of the Company's common stock exceeds $12.35 over a period of 40 consecutive business days prior to August 12, 1996 or (2) at any time prior to August 12, 1996, the Company completes a transaction through which it sells all or substantially all of its assets or if the majority of its then outstanding shares of common stock are sold. As a result of not obtaining a stipulated level of profitability for 1991, 92,750 common shares held in escrow are subject to release only upon the occurrence of event (2) above. If the escrowed shares and options are not released by August 12, 1996, the shares will return to the Company's treasury and the options will lapse.

     February 1993, 810,399 shares of the Company's common stock were sold in a private placement for a gross consideration of $1,215,600, or $1.50 per share. Approximately $365,000 of the offering was purchased by the senior management and directors of the Company and the Geocapital Funds. In February 1993, a Smart Phones customer deposit of $300,000 was also converted into common stock at $1.50 per share.

     During May and June 1994, 940,000 shares of the Company's common stock were sold in a private placement offering for a gross consideration of $1,175,000, or its then current market price of $1.25 per share. Participants in the offering also received warrants to purchase a total of 94,000 additional shares of common stock at $2.06 per share on or prior to June 30, 1999. Approximately $480,000 of the offering was purchased by the senior management and directors of the Company and the Geocapital Funds.

     During December 1994, 716,000 shares of the Company's common stock were sold in a private placement offering for a gross consideration of $895,000, or its then current market price of $1.25 per share. Participants in the offering also received warrants to purchase a total of 358,000 additional shares of common stock at $2.00 per share on or prior to December 22, 1999. Approximately $270,000 of the offering was purchased by directors of the Company and the Geocapital Funds.

     During June and July 1995, 1,168,000 restricted shares of the Company's common stock were sold in a private offering for a gross consideration of $2,920,000, or its then current market price of $2.50 per share. Approximately $275,000 of the offering was purchased by the directors and management of the Company. Participants in the offering also received warrants to purchase a total of 1,168,000 of additional shares of restricted common stock at $3.50 per share on or prior to June 30, 2000.

     In October 1995, stockholders paid the Company approximately $5 million to exercise all warrants issued as a result of the private offerings discussed above (see "Note J").

                      WORLD ACCESS, INC. AND SUBSIDIARIES

NOTE J:  STOCK WARRANTS AND OPTIONS

  Stock Warrants

     In connection with various financial transactions completed by the Company during 1992 to 1995, equity investors (see "Note I"), debtors (see "Note H") and certain consultants were issued warrants to purchase shares of the Company's common stock in the future. All of these warrants had exercise prices that were set at or above the current market price of the Company's common stock at the respective dates of grant.

     In October 1995, the Company raised approximately $6.5 million of new capital through the exercise of previously issued warrants and non-qualified options to purchase 2,433,853 shares of the Company's common stock. Of the $6.5 million raised, approximately $1.6 million was invested by the directors, management and the principal lender of the Company. In exercising their warrants or options, investors had the option of paying cash or executing an 8% interest bearing note made payable to the Company. Approximately $2.4 million of the total proceeds was paid in cash and $4.1 million through notes. The notes were paid in full by March 29, 1996.

     As of December 31, 1995, GKN Securities, the underwriters of the Company's initial public offering held 73,500 warrants at an exercise price of $1.73 per share. These warrants were exercised in February 1996.

     As of March 1996, there were no significant warrants outstanding to purchase Company common stock except for the Director warrant plans.

  Director Warrant Plans

     In December 1994, in an effort to attract and retain experienced executives to serve as outside directors for the Company, the Company's Board of Directors adopted an Outside Directors' Warrant Plan (the "Plan").

     In December 1994, three new outside directors of the Company were awarded a total of 450,000 warrants. Each director received 150,000 warrants and each warrant entitles the director to purchase one share of the Company's common stock on or prior to December 15, 1999 per the following terms:

                                                               EXERCISE
                            WARRANTS                            PRICE          VESTING
    ---------------------------------------------------------  --------   -----------------
    50,000...................................................   $ 1.50    December 15, 1995
    50,000...................................................     2.25    December 15, 1995
    50,000...................................................     4.00    December 15, 1996

     Concurrent with the above initial grant, a fourth outside director of the Company representing the Geocapital Funds was awarded 126,000 warrants. The terms of this grant were exactly as those described above except the number of warrants at the $1.50 exercise price was set at 26,000 instead of 50,000.

     In December 1994, the Company's Board of Directors awarded Steven A. Odom, who joined the Board in October 1994 and became Chairman in November, an initial grant of 450,000 warrants under the Plan. Each warrant entitles Mr. Odom to purchase one share of the Company's common stock on or prior to December 15, 1999 per the following terms:

                                                               EXERCISE
                            WARRANTS                            PRICE          VESTING
    ---------------------------------------------------------  --------   ------------------
    150,000..................................................   $ 1.50    December 15, 1995
    150,000..................................................     2.25    December 15, 1995
    150,000..................................................     4.00    December 15, 1996

                      WORLD ACCESS, INC. AND SUBSIDIARIES

     If Mr. Odom were to resign as Chairman of the Board prior to December 15, 1996, but otherwise meets all other vesting criteria, he would forfeit 100,000 warrants at $1.50, 100,000 warrants at $2.25 and 100,000 warrants at $4.00.

     In December 1994, the Board also adopted the Directors Warrant Incentive Plan, pursuant to which the Board may grant to each director on an annual basis warrants to purchase up to 50,000 shares of common stock at an exercise price per share equal to no less than 110% of the fair market value of the common stock at the date of grant. No warrants have been granted under this plan.

     The vesting of all warrants awarded pursuant to the plans above will be subject to the director to whom such warrants have been granted attending at least 75% of the meetings of the Board of Directors for the year in which such warrants are scheduled to vest. Notwithstanding this limitation, the warrants to be awarded pursuant to the plans will become immediately exercisable (i) if the Company is to be consolidated with or acquired by another entity in a merger,
(ii) upon the sale of substantially all of the Company's assets or the sale of at least 90% of the outstanding common stock of the Company to a third party,
(iii) upon the merger or consolidation of the Company with or into any other corporation or the merger or consolidation of any corporation with or into the Company (in which consolidation or merger the shareholders of the Company receive distributions of cash or securities as a result thereof), or (iv) upon the liquidation or dissolution of the Company.

  Stock Option Plans

     The Company's stockholders adopted Stock Option Plans in 1988 and 1991. These plans allow the Board of Directors to grant incentive stock options to purchase the Company's common stock at an exercise price not less than fair market value as of the grant date. Options issued under these plans vest on a one to five year period and expire generally after five years. The 1988 Stock Option Plan, which is no longer active, provided for the granting of 150,387 options. In June 1993, the Board of Directors increased the authorized shares in the 1991 Stock Option Plan (the "1991 Plan") from 315,000 to 515,000. In December 1994 and December 1995, the Board further increased the authorized shares to 915,000 and 2.5 million, respectively.

     At December 31, 1995, 668,916 options were available for future grant under the 1991 Plan. The following table summarizes the activity relating to both plans:

                                                                        NUMBER       AVERAGE
                                                                      OF OPTIONS      PRICE
                                                                      ----------     -------
    Balance at January 1, 1993......................................     209,304      $3.54
    Options granted.................................................     458,950       2.06
    Options exercised...............................................     (14,847)       .56
    Options lapsed or canceled......................................    (213,871)      3.75
                                                                      ----------     -------
    Balance at December 31, 1993....................................     439,536       1.99
    Options granted.................................................     380,912       1.35
    Options exercised...............................................      (7,662)      1.07
    Options lapsed or canceled......................................     (46,929)      1.74
                                                                      ----------     -------
    Balance at December 31, 1994....................................     765,857       1.70
    Options granted.................................................   1,246,327       5.62
    Options exercised...............................................    (167,400)      1.86
    Options lapsed or canceled......................................    (162,955)      1.93
                                                                      ----------     -------
    Balance at December 31, 1995....................................   1,681,829       4.57
                                                                      ----------     -------
    (Unaudited):
    Options granted.................................................      94,000       7.81
    Options exercised...............................................     (25,988)      1.27
    Options lapsed or canceled......................................      (2,638)      1.25
                                                                      ----------     -------
    Balance at March 31, 1996.......................................   1,747,203      $4.80
                                                                        ========     ======
    Exercisable at March 31, 1996...................................     391,150      $2.60
                                                                        ========     ======

                      WORLD ACCESS, INC. AND SUBSIDIARIES

     In June 1993, the Company hired a new President and Chief Executive Officer. In connection therewith, the Board of Directors granted this officer 300,000 incentive stock options at an exercise price of $2.06 per share, 200,000 from the Company's 1991 Plan and 100,000 in a non-qualified plan. In August 1995, the President and CEO retired from the Company and exercised 100,000 vested options from the 1991 Plan and 50,000 vested options in the non-qualified plan.

     Of the 380,912 options granted in 1994, 285,062 were granted in December 1994 at the then current market price of $1.25 per share in connection with a $285,062 voluntary salary reduction program for the year 1995. Under this program, the salaried employees who agreed to decrease their salaries received in exchange an equivalent number of stock options that vest one-twelfth for each month the Company is profitable in 1995 and 1996. As of March 31, 1996, these options had become fully vested.

     In December 1995, the Company offered a similar voluntary salary reduction program for 1996 that resulted in the grant of 424,627 options at the then current market price of $7.00 per share. Salaried employees voluntarily agreed to reduce their salaries by $849,254, i.e. $2 in exchange for each stock option granted. The options will vest based upon the Company achieving pre-defined levels of pre-tax income during the four quarters of 1996 and when management meets specific operational objectives during the year.

     An additional element of the 1995 and 1996 voluntary salary reduction programs provides for the potential repayment of salaries if certain pre-tax income amounts are realized by the Company. Based on the Company's 1995 results, a full repayment was earned and paid to employees during December 1995 and January 1996. The 1996 participants will be repaid all or a portion of their salary reduction in February 1997 if the Company achieves certain levels of pre-tax profitability in excess of 1995's actual results.

     In August 1995, the Company granted its new President and Chief Operating Officer 400,000 options at $3.78 per share, the market price of the Company's common stock on the date his offer of employment was accepted. These options vest 25% on each of the first four anniversaries from the initial date of employment.

     In December 1995, the Company granted its Chairman and Chief Executive Officer, and its Vice President and Chief Financial Officer, 200,000 and 50,000 options, respectively, at $7.00 per share. The 200,000 options vest 50% on the first two anniversaries from the date of grant. The 50,000 options vest 25% immediately and the remaining 25% on each of the next three anniversaries from the date of grant.

     Options awarded under the 1991 Plan are subject to the same vesting acceleration provisions described above under the Director warrant plans.

  General

     In June 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation". The Statement allows companies to measure compensation cost in connection with employee stock compensation plans using a fair value based method or to continue to use an intrinsic value based method, which generally does not result in compensation cost. The Company currently plans to continue using the intrinsic value based method.

NOTE K:  RETIREMENT SAVINGS PLAN

     The Company has a Retirement Savings 401(K) Plan that covers substantially all employees. The Plan provides for the employees to voluntarily contribute a portion of their compensation on a tax deferred basis and allows for the Company to make discretionary contributions as determined by the Board of Directors. For the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, the Company contributed approximately $53,000, $19,000, $6,000 and $7,000, respectively, in the form of the Company's common stock to the Plan. The 1994 and 1995 contributions were based on matching employee

                      WORLD ACCESS, INC. AND SUBSIDIARIES
contributions, up to the first six percent contributed, at 25% and 50%, respectively. No Company contributions were made to the Plan for 1993.

NOTE L:  INCOME TAXES

     The Company uses the asset and liability approach for financial accounting and reporting for income taxes. Certain expenses are reported for financial accounting purposes in different periods than reported for income tax purposes. These temporary differences arise primarily from differences in depreciation, bad debt reserves, inventory valuation, and various reserves.

     As a result of the net losses realized, there was no provision for income taxes in 1994 and 1993. There was no provision in 1995 and 1996 due to the utilization of the net operating loss carryforward.

     As of December 31, 1995, the Company has tax net operating loss carryforwards available to reduce future income through 2010 of approximately $8.5 million. In addition, the Company has capital loss carryforwards of approximately $1.2 million expiring in 1998. Due to the exercise of certain stock options and warrants and the issuance of Company common stock related to acquisitions during 1995, the Company may have undergone an ownership change under Internal Revenue Service regulations which would limit the annual utilization of net operating loss carryforwards. If an ownership change has occurred, the annual limitation would currently be set at approximately $4.4 million.

     Significant components of the Company's deferred income tax assets and liabilities are as follows:

                                                      DECEMBER 31,   DECEMBER 31,    MARCH 31,
                                                          1994           1995           1996
                                                      ------------   ------------   ------------
                                                                                    (UNAUDITED)
    Deferred tax assets
      Accrued liabilities...........................  $    572,292   $    525,852   $    561,070
      Net operating loss carryforwards..............     3,959,458      3,246,535      2,695,960
      Capital loss carryforward.....................       472,535        477,182        479,099
      Other.........................................        19,213        738,560        765,051
                                                      ------------   ------------   ------------
                                                         5,023,498      4,988,129      4,501,180
    Deferred tax liabilities
      Depreciation/amortization.....................      (455,889)      (386,072)      (363,673)
    Valuation allowance.............................    (4,567,609)    (4,602,057)    (4,137,507)
                                                      ------------   ------------   ------------
    Net deferred taxes..............................  $         --   $         --   $         --
                                                        ==========     ==========     ==========

     The net change in the valuation allowance for deferred tax assets was an increase of $34,448 in 1995. The change related primarily to the utilization of the net operating loss carryforward netted against the temporary differences related to the acquisitions of AIT and Westec and the write-down of the Company's repair division assets. A reduction to goodwill of approximately $391,000 will be recorded upon recognition of the valuation allowance.

                      WORLD ACCESS, INC. AND SUBSIDIARIES

     The following is a reconciliation of the tax computed at the statutory federal rate to the income tax expense in the consolidated statements of operations:

                                                    YEAR ENDED            THREE MONTHS ENDED
                                                 DECEMBER 31, 1995          MARCH 31, 1996
                                                -------------------       -------------------
                                                                              (UNAUDITED)
    Federal tax at statutory rate.............. $ 398,631      34.0%      $ 411,508      34.0%
    Effect of:
      State income tax net of federal
         benefit...............................    51,253       4.4          49,976       4.1
      Nondeductible purchase adjustments.......    47,599       4.0          36,319       3.0
      Utilization of net operating loss
         carryforward..........................  (497,483)    (42.4)       (497,803)    (41.1)
                                                ---------     -----       ---------     -----
    Income tax expense......................... $      --        --%      $      --        --
                                                =========     =====       =========     =====

- ------------------------------------------------------
- ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING STOCKHOLDERS, ANY OF THE UNDERWRITERS, OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    5
The Company...........................    9
Use of Proceeds.......................   10
Price Range of Common Stock...........   11
Dividend Policy.......................   11
Capitalization........................   12
Selected Consolidated Financial
  Data................................   13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   24
Management............................   33
Selling Stockholders..................   36
Description of Capital Stock..........   38
Shares Eligible for Future Sale.......   39
Underwriting..........................   41
Legal Matters.........................   42
Experts...............................   42
Available Information.................   42
Incorporation of Certain Information
  by Reference........................   42
Index to Consolidated Financial
  Statements..........................  F-1


- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------
- ------------------------------------------------------

                                4,000,000 SHARES

                                WORLD ACCESS LOGO

                                  COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                           WHEAT FIRST BUTCHER SINGER

                            INTERSTATE/JOHNSON LANE
                                  CORPORATION
                                           , 1996
- ------------------------------------------------------
- ------------------------------------------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be paid in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, and all such expenses will be borne by the Registrant. All amounts are estimates except for the SEC registration fee and the NASD filing fee. It is estimated that the Registrant will incur the following expenses in connection with the offering of the securities being registered.


SEC Registration Fee..............................................................  $ 16,751
NASD Filing Fee...................................................................     5,358
Nasdaq National Market Listing Fee................................................    17,500
Accounting Fees and Expenses......................................................    75,000
Blue Sky Fees and Expenses........................................................     5,000
Legal Fees and Expenses...........................................................   125,000
Printing and Mailing Expenses.....................................................    75,000
Transfer Agent Fees and Expenses..................................................     5,000
Miscellaneous Expenses............................................................    35,391
                                                                                    --------
          Total...................................................................  $360,000
                                                                                    ========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 102 of the Delaware General Corporation Law ("DGCL") allows a corporation to eliminate or limit the personal liability of directors of a corporation to the corporation or to any of its stockholders for monetary damages for a breach of fiduciary duty as a director, except (i) for breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for certain unlawful dividends and stock repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the DGCL provides that in the case of any action other than one by or in the right of the corporation, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 of the DGCL provides that in the case of an action by or in the right of a corporation to procure a judgment in its favor, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any action or suit by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in such capacity on behalf of another corporation or enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under standards similar to those set forth in the proceeding paragraph, except that no indemnification may be made in respect of any action or claim as to which such person shall have been adjudged to be liable to the corporation unless a court determines that such person is fairly and reasonably entitled to indemnification.

     Articles VIII and IX of the Company's Restated Certificate of Incorporation, as amended, provides for indemnification of directors, officers and employees to the fullest extent permissible under the DGCL.

ITEM 16.  EXHIBITS.


EXHIBIT
  NO.                                       DESCRIPTION OF EXHIBIT
- -------       -----------------------------------------------------------------------------------
 1.1     --   Underwriting Agreement.+
 4.1     --   Restated Certificate of Incorporation of the Registrant and Amendment to Restated
              Certificate of Incorporation incorporated herein by reference to the Registrant's
              Registration Statement on Form S-18, Registration No. 33-41255-1, Exhibits 2 and
              2.1, respectively, and Second Amendment to Restated Certificate of Incorporation
              incorporated herein by reference to Exhibit 3.2 to the Registrant's Form 10-K for the year ended December 31, 1992.
 4.1-1   --   Third Amendment to Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 4.1-1 to the Registrant's Amendment No. 1 to its Registration
              Statement on Form S-2, Registration No. 33-87026.
 4.1-2   --   Certificate of Amendment to Restated Certificate of Incorporation, as amended.
 4.2     --   Copy of Bylaws of the Registrant, as amended, incorporated herein by reference to
              Registrant's Registration Statement on Form S-18 Registration, No. 33-41255-A,
              Exhibit 3 and First Amendment to Bylaws incorporated herein by reference to Exhibit
              3.4 to the Registrant's Form 10-K for the year ended December 31, 1992.
 5.1     --   Opinion and Consent of Rogers & Hardin.
23.1     --   Consent of Price Waterhouse LLP.*
23.2     --   Consent of Tedder, Grimsley & Company, P.A.*
24       --   Power of attorney (Included in the Signature Pages Hereto).


- ---------------


* Filed herewith.


+ To be filed by amendment.


ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Orlando, Florida, on this 11th day of July, 1996.


                                          WORLD ACCESS, INC.

                                          By:      /s/  STEVEN A. ODOM
                                            ------------------------------------
                                                       Steven A. Odom
                                                 Chairman of the Board and
                                                  Chief Executive Officer
                                               (Principal Executive Officer)


     Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement of World Access, Inc. has been signed below by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                  TITLE                     DATE
- ---------------------------------------------  ---------------------------------  --------------
             /s/  STEVEN A. ODOM               Chairman of the Board and Chief    July 11, 1996
- ---------------------------------------------    Executive Officer
               Steven A. Odom

                     *                         Vice President and Chief           July 11, 1996
- ---------------------------------------------    Financial Officer (Principal
               Mark A. Gergel                    Financial Officer)

                      *                         Director and President (Chief      July 11, 1996
- ---------------------------------------------    Operating Officer)
               Hensley E. West

                     *                         Controller and Secretary           July 11, 1996
- ---------------------------------------------    (Principal Accounting Officer)
              Martin D. Kidder

                     *                         Director                           July 11, 1996
- ---------------------------------------------
             Stephen J. Clearman

                     *                         Director                           July 11, 1996
- ---------------------------------------------
             William P. O'Reilly

                     *                         Director                           July 11, 1996
- ---------------------------------------------
              John D. Phillips

                     *                         Director                           July 11, 1996
- ---------------------------------------------
             Stephen E. Raville

     *By:    /s/  STEVEN A. ODOM
- ---------------------------------------------
               Steven A. Odom,
             as Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT                                                                              SEQUENTIALLY
NUMBER                               DESCRIPTION OF EXHIBITS                         NUMBERED PAGE
- ------       ----------------------------------------------------------------------- -------------
 1.1      -- Underwriting Agreement.+
 4.1      -- Restated Certificate of Incorporation of the Registrant and Amendment
             to Restated Certificate of Incorporation incorporated herein by reference to the Registrant's Registration Statement on Form S-18,
             Registration No. 33-41255-1, Exhibits 2 and 2.1, respectively, and
             Second Amendment to Restated Certificate of Incorporation incorporated herein by reference to Exhibit 3.2 to the Registrant's Form 10-K for the year ended December 31, 1992.
 4.1-1    -- Third Amendment to Restated Certificate of Incorporation, incorporated herein by reference to Exhibit 4.1-1 to the Registrant's Amendment No.
             1 to its Registration Statement on Form S-2, Registration No. 33-87026.
 4.1-2    -- Certificate of Amendment to Restated Certificate of Incorporation, as
             amended.
 4.2      -- Copy of Bylaws of the Registrant, as amended, incorporated herein by reference to Registrant's Registration Statement on Form S-18
             Registration, No. 33-41255-A, Exhibit 3 and First Amendment to Bylaws
             incorporated herein by reference to Exhibit 3.4 to the Registrant's
             Form 10-K for the year ended December 31, 1992.
 5.1      -- Opinion and Consent of Rogers & Hardin.
23.1      -- Consent of Price Waterhouse LLP.*
23.2      -- Consent of Tedder, Grimsley & Company, P.A.*
24        -- Power of attorney (Included in the Signature Pages Hereto).


- ---------------


* Filed herewith.


+ To be filed by amendment.